FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Quarterly Consolidated Financial Statements for the three-month period ended December 31, 2010

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 16, 2011

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 16, 2011

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President Chief Financial Officer

Quarterly Consolidated Financial Statements

for the three-month period ended December 31, 2010

English translation of quarterly consolidated financial statements for the three-month period ended December 31, 2010, which were prepared in accordance with U.S. GAAP and filed as part of the Quarterly Securities Report with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on February 14, 2011.

The following describes significant changes that occurred during the third quarter consolidated financial period in terms of risk factors listed on Form 20-F for the fiscal year ended March 31, 2010 of Mitsui & Co., Ltd. filed on August 13, 2010 and updated on Form 6-K filed on November 17, 2010:

We face significant uncertainty regarding the oil spill incident at the Mississippi Canyon 252 Block in the Gulf of Mexico.

On April 20, 2010, a third party semi-submersible drilling rig, Deepwater Horizon, which was conducting exploration work on the Mississippi Canyon 252 block in the Gulf of Mexico, experienced a blow-out event which lead to an explosion, fire and the extensive release of oil into the Gulf of Mexico. MOEX Offshore 2007 LLC (MOEX Offshore), a 100% subsidiary of MOEX USA Corporation (MOEX USA), has a 10% working interest in the block as a non-operator. MOEX USA is a 100% subsidiary of Mitsui Oil Exploration Co., Ltd. (MOECO) in which Mitsui & Co., Ltd. (Mitsui) has a 69.91% equity interest. BP Exploration and Production Inc. (BP), the operator of the project in the block, worked with U.S. government agencies to drill relief wells for the plugging of the well permanently. On September 19, 2010, BP publicly announced that the operations to plug the well were successfully completed and that it would proceed to complete the abandonment of the well and plug and abandon the relief wells.

According to the yearly financial report for the year ended December 31, 2010 of BP p.l.c., the ultimate parent of BP, BP p.l.c. posted approximately US$40.9 billion of costs related to the Deepwater Horizon incident.

As of December 31, 2010, Mitsui is not able to estimate the total amount of liabilities that it and its consolidated subsidiaries may incur as a result of the Deepwater Horizon incident, and therefore, Mitsui has not posted any financial liabilities during its nine-month period ended December 31, 2010. Based on the Macondo Prospect Offshore Deepwater Operating Agreement (Operating Agreement) concerning the well to which MOEX Offshore and BP are parties, various liabilities associated with the Deepwater Horizon incident are to be paid by BP. Subject to the outcome of the investigation regarding the root cause of the incident and the degree of responsibilities ultimately afforded to the parties concerned, the liability assigned to MOEX Offshore would be zero as of December 31, 2010 at the minimum level where certain conditions are met in the Operating Agreement. The zero accrual is not intended to represent an opinion of Mitsui that it and its consolidated subsidiaries will not incur any future liability related to the Deepwater Horizon incident. Rather, the zero accrual is based on the application of accounting rules to the currently available set of facts where the relevant accounting rules do not require loss recognition in situations where a loss is not considered probable or cannot be reasonably estimated.

Mitsui considered the following factors in determining if, as of December 31, 2010, Mitsui should accrue financial liabilities as a result of the Deepwater Horizon incident.

As of February 14, 2011, MOEX Offshore has received invoices for reimbursement totaling US$2,859 million from BP. BP has stated that these invoices were issued pursuant to the Operating Agreement and that it considers the invoiced amounts as MOEX Offshore’s 10% proportionate share of costs related to the Deepwater Horizon incident. On the other hand, BP p.l.c.’s yearly financial report for the year ended December 31, 2010 states that the amount which was billed to minority interest holders, which hold a 35% interest, as of January 25, 2011 is US$6,000 million. MOEX Offshore is uncertain how the amounts in the respective invoices it has received have been calculated, and therefore, MOEX Offshore has asked BP for clarification; but, as of February 14, 2011, MOEX Offshore has not received a detailed explanation from BP as to the proper calculation. Taking into consideration the above disclosure made by BP p.l.c. reporting that BP had billed US$6,000 million as of January 25, 2011 to minority interest holders, which hold a 35% interest, MOEX Offshore estimates that the portion of the costs for the incident paid by BP through the end of December 2010 that corresponds to MOEX Offshore’s 10% interest would be approximately US$1,600 million. In addition, MOEX Offshore is now reviewing the details of these costs MOEX Offshore expects that it will continue to receive invoices from BP, but is unable reasonably to estimate what the amount of those future invoices will be. It is not certain at this point if MOEX Offshore will have to make payment or not, and it cannot reasonably estimate the size of any payment.

In light of the numerous investigations that are currently taking place to determine the facts and circumstances surrounding the Deepwater Horizon incident and the existence of uncertainty with respect to application of the provisions in the Operating Agreement, MOEX Offshore has withheld payment of invoices BP has issued to it seeking reimbursement of costs incurred by BP related to BP’s response to the incident. MOEX Offshore expects to continue to withhold payment while it examines the situation.

Under the Oil Pollution Act of 1990 (OPA), Responsible Parties (RPs), as defined by the OPA, may have joint and several liability for costs and damages under the statute. The United States Coast Guard (USCG) has sent invoices to parties it has identified as RPs, which consist of the parties to the Operating Agreement, including BP and MOEX Offshore, and other parties that had a role in the Deepwater Horizon incident and to parties that have been identified as guarantors of RPs.

According to MOEX Offshore, these invoices from the USCG, which are a part of the claims under the OPA, total approximately US$633 million as of February 14, 2011. MOEX Offshore believes that BP has paid all of the USCG invoices. Mitsui expects that BP will continue to pay the USCG invoices in full because BP p.l.c. has stated that it will pay all the reasonable clean-up costs for the incident and has established a fund that totals $20 billion, among other things, to compensate those injured as a result of the incident. As described above, BP has stated that it considers the amounts invoiced to MOEX Offshore for reimbursement as MOEX Offshore’s 10% proportionate share, purportedly under the terms of the Operating Agreement, of the costs that BP has incurred in responding to the Deepwater Horizon incident. The invoiced amount includes the OPA-related liabilities mentioned above. MOEX Offshore, for now, has withheld payment of the invoices and has not posted any related contingent liabilities. Should BP stop payment for the clean-up of the Deepwater Horizon incident and refuse to make payment in full for the other costs associated with the incident, MOEX Offshore may be required to make payment.

MOEX Offshore was named as one of nine defendants in a complaint filed by the United States with the federal district court for the Eastern District of Louisiana on December 15, 2010. That complaint seeks removal costs, economic losses, and environmental damages under the OPA and civil penalties under the Clean Water Act (CWA). The complaint alleges that MOEX Offshore is an owner of an offshore facility within the meaning of the CWA and thus MOEX Offshore is subject to liability for civil penalties under the CWA. Under the CWA, in making its determination as to the amount of civil penalties, the court will consider the seriousness of the violation or violations, the degree of culpability involved and the history of prior violations, among other factors. MOEX Offshore does not know if any such civil penalties will be imposed upon MOEX Offshore and, even if imposed, MOEX Offshore is unable reasonably to estimate the size of any possible loss.

MOEX Offshore may also be subject to Natural Resource Damage (NRD) costs under the OPA, and may also be subject to NRD and other costs and damages under state laws that are similar to the OPA. The United States and the states of Louisiana, Mississippi, Alabama, Florida, and Texas have begun an NRD assessment. The USCG and the Bureau of Ocean Energy Management, Regulation and Enforcement are conducting a joint investigation into the cause of the incident and will be issuing a final investigative report with conclusions and recommendations. In addition, the United States Department of Justice is conducting an investigation to determine if any civil or criminal laws have been broken, and the United States Congress and various United States federal and state agencies, including the United States Chemical Safety and Hazard Investigation Board, are also conducting investigations related to the incident. In light of the ongoing investigations relating to the costs and damages mentioned above, MOEX Offshore does not know if any such costs or damages will be assessed upon MOEX Offshore which is a non-operator and, even if imposed or assessed, MOEX Offshore is unable reasonably to estimate the size of any possible loss.

MOEX Offshore, MOEX USA, MOECO and Mitsui and Co. (U.S.A.), Inc., as well as an unknown entity identified as “Mitsui & Co.”, have been named as defendants in a number of civil lawsuits seeking recovery for damages purportedly caused by the Deepwater Horizon incident. Those lawsuits have been brought under a large number of different legal theories. In May and June 2010, BP and plaintiffs filed motions seeking to have certain of the federal cases transferred to a single judge for pretrial proceedings. Those motions were granted by the Judicial Panel on Multidistrict Litigation on August 10, 2010 and certain of the federal lawsuits were sent for pretrial proceedings to a federal district court judge in the Eastern District of Louisiana. On December 15, 2010, three Master Complaints were filed in the proceedings consolidated in the federal district court for the Eastern District of Louisiana. In two of the three Master Complaints, MOEX Offshore, MOEX USA and MOECO were among the defendants. The first of those Master Complaints seeks damages incurred by various types of businesses, property owners and individuals. The second Master Complaint seeks chemical exposure and property damage related to the post-explosion clean-up efforts. The civil lawsuits are at an early stage and so Mitsui is unable reasonably to estimate what MOEX Offshore’s and its affiliates’ possible loss, if any, will be.

MOEX Offshore has insurance, but the amount of that insurance is substantially less than the amount of the claims it has received to date. MOEX Offshore may also have coverage as an additional insured under the insurance policies of third parties that are involved in the Deepwater Horizon incident. Mitsui believes that the potential coverage under those policies also is substantially less than the amount of the claims MOEX Offshore has received to date.

Mitsui recognized an impairment loss for the amounts invested to acquire the interest of this lease that were booked as Property and Equipment (Mineral rights) in Impairment loss of long-lived assets, and also recognized certain expenses relating to the well in Other expense-net for the nine-month period ended December 31, 2010. Other than that, Mitsui is unable, at this time, to determine the impact, if any, the incident will have on its financial position, consolidated operating results or consolidated cash flows.

This report contains forward-looking statements about Mitsui and its consolidated subsidiaries within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based on Mitsui’s current assumptions, expectations and beliefs in light of the information currently available to it and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the outcome of other events in the Gulf of Mexico relating to the Deepwater Horizon incident. Such risks, uncertainties and other factors may cause Mitsui’s actual results, financial position or cash flows to be materially different from any future results, financial position or cash flows expressed or implied by these forward-looking statements. These risks, uncertainties and other factors involve the nature and scope of Mitsui’s liability with respect to the events in the Gulf of Mexico relating to the incident, including, but not limited to:

(a)	It is not clear whether MOEX Offshore will have any liability for expenses concerning the Deepwater Horizon incident that have been and will be paid by BP and if MOEX Offshore does, it is not clear what the amount of the liability is likely to be.

(b)	Should BP stop payment for the clean-up of the Deepwater Horizon incident and refuses to make payment in full for the other costs associated with the incident, MOEX Offshore may be required to make payment. Mitsui believes that BP will continue to pay clean-up costs, but does not know to what extent BP will pay other costs associated with the incident. MOEX Offshore does not know to what extent it will have to pay costs under the OPA if BP does not pay.

(c)	Whether additional or amended legal proceedings will be brought against MOEX Offshore and its affiliates by governmental entities and the outcome of such proceedings if they are brought cannot be predicted. It is possible that MOEX Offshore and its affiliates could be assessed substantial civil or criminal penalties and fines and that injunctive relief could be granted under various laws. To date, no such penalty, fine or injunctive order has been imposed on MOEX Offshore.

(d)	Under the OPA, each RP is presumed to be jointly and severally liable for the NRD costs. The clean-up is not complete and these costs have not been assessed. It is unclear to MOEX Offshore at this time how these costs will be divided among those identified as RPs and MOEX Offshore can not reasonably estimate at this time the amount of these costs. In addition, the complaint of the United States alleges that MOEX Offshore is an owner of an offshore facility within the meaning of the CWA and thus MOEX Offshore is subject to liability for civil penalties under the CWA. Under the CWA, in making its determination as to the amount of civil penalties, the court will consider the seriousness of the violation or violations, the degree of culpability involved and the history of prior violations, among other factors. MOEX Offshore does not know if any such civil penalties will be imposed upon MOEX Offshore and, even if imposed, MOEX Offshore is unable reasonably to estimate the size of any possible loss.

(e)	Many state and federal lawsuits have been filed by, among others, rig workers and their family members, resort owners, restaurant owners, real estate owners, real estate agents, seafood suppliers, fisheries, fishermen, charter boat owners, boat sales/service shop owners, marina owners, shareholders of businesses involved in the Deepwater Horizon incident, states, employees of businesses affected by the Deepwater Horizon incident, and pension funds. These lawsuits are based on a variety of different legal theories. These lawsuits are at a very early stage and so Mitsui is unable reasonably to estimate at this time what liability if any MOEX Offshore and its affiliates may have.

(f)	Mitsui is unable reasonably to estimate at this time the amount of insurance coverage that will be available to MOEX Offshore. Mitsui is unable reasonably to estimate at this time whether and to what extent Mitsui and its consolidated subsidiaries will be able to obtain contribution from others for any liability that is imposed on them. In addition, Mitsui is unable reasonably to estimate at this time whether and to what extent Mitsui and its consolidated subsidiaries will be required to pay contribution to others for their liability under the OPA or other laws.

These risks, uncertainties and other factors also involve the other factors contained in Mitsui’s most recent Annual Report on Form 20-F and other Reports on Form 6-K filed with the SEC or in its other public filings or press releases, and Mitsui undertakes no obligation to publicly update or revise any forward-looking statements. As a result, given these factors and the magnitude of the incident and the ongoing clean-up efforts, any such liability could have a material adverse effect on Mitsui’s consolidated financial position, consolidated operating results or consolidated cash flows.

Financial Highlights

Mitsui & Co., Ltd. and subsidiaries

As of or for the Periods Ended December 31, 2010 and 2009 and as of or for the Year Ended March 31, 2010

	In Billions of Yen, Except Amounts per Share and Other
	Nine-month period ended December 31, 2010	Nine-month period ended December 31, 2009	Three-month period ended December 31, 2010	Three-month period ended December 31, 2009	As of or for the Year ended March 31, 2010
Consolidated Income Statement Data:
Revenues	¥3,374	¥2,982	¥1,169	¥981	¥4,096
Income from Continuing Operations before Income Taxes and Equity in Earnings	¥276	¥75	¥87	¥18	¥126
Net Income Attributable to Mitsui & Co., Ltd	¥276	¥93	¥93	¥20	¥150
Total Trading Transactions	¥7,369	¥7,006	¥2,502	¥2,418	¥9,358

Consolidated Balance Sheet Data:
Total Mitsui & Co., Ltd. Shareholders’ Equity	¥—	¥—	¥2,284	¥2,114	¥2,230
Total Equity	¥—	¥—	¥2,502	¥2,350	¥2,430
Total Assets	¥—	¥—	¥8,586	¥8,407	¥8,369

Amounts per Share (Yen):
Net Income Attributable to Mitsui & Co., Ltd.:
Basic	¥151.16	¥51.04	¥50.74	¥11.06	¥82.12
Diluted	¥151.16	¥51.03	¥50.74	¥11.06	¥82.11
Total Mitsui & Co., Ltd. Shareholders’ Equity	¥—	¥—	¥1,251.98	¥1,158.27	¥1,222.11

Consolidated Cash Flow Statement Data:
Net Cash Provided by Operating Activities	¥370	¥439	¥—	¥—	¥632
Net Cash Used in Investing Activities	¥(402)	¥(125)	¥—	¥—	¥(180)
Net Cash Provided by (Used in) Financing Activities	¥61	¥(132)	¥—	¥—	¥(214)
Cash and Cash Equivalents	¥—	¥—	¥1,390	¥1,343	¥1,401

Other:
Total Mitsui & Co., Ltd. Shareholders’ Equity Ratio	—	—	26.61%	25.14%	26.65%
Number of Employees	—	—	41,462	41,464	41,454
The Average Number of Temporary Employees	—	—	19,416	18,962	19,507

*1.	The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America.
*2.	The companies have included the information concerning Total Trading Transactions because it is used by similar Japanese trading companies as an industry benchmark, and the companies believe it is a useful supplement to results of operations data as a measure of the companies’ performance compared to other similar Japanese trading companies.

During the year ended March 31, 2010, the companies changed the reporting of total trading transactions for transactions where the companies serve as an agent, and not as a contradicting party, from gross amounts to net amounts. Accordingly, Total Trading Transactions for the nine-month period ended December 31, 2009 and the three-month period ended December 31, 2009 have been reclassified to conform to the current year’s presentation.

*3.	Consumption tax is not included in Revenues and Total Trading Transactions.
*4.	The term “Total Mitsui & Co., Ltd. Shareholders’ Equity” noted above under “Total Mitsui & Co., Ltd. Shareholders’ Equity”, “Amounts per Share of Total Mitsui & Co., Ltd. Shareholders’ Equity” and “Total Mitsui & Co., Ltd. Shareholders’ Equity Ratio” refers to the Total Mitsui & Co., Ltd. Shareholders’ Equity as presented in the Consolidated Balance Sheets.
*5.	In accordance with Accounting Standards Codification (“ASC”) 205-20, the figures for the nine-month period ended December 31, 2009 and the three-month period ended December 31, 2009 relating to discontinued operations have been reclassified.

Consolidated Balance Sheets

Mitsui & Co., Ltd. and subsidiaries

December 31, 2010 and March 31, 2010

	Millions of Yen
	December 31, 2010	March 31, 2010
ASSETS
Current Assets:
Cash and cash equivalents (Notes 1 and 4)	¥1,389,794	¥1,401,399
Time deposits	8,846	14,563
Marketable securities (Notes 1, 4 and 16)	4,384	4,361
Trade receivables (Notes 5 and 6):
Notes and loans, less unearned interest	309,889	293,034
Accounts	1,495,955	1,382,259
Associated companies	112,051	162,166
Allowance for doubtful receivables (Note 1)	(17,379)	(18,423)
Inventories (Notes 1, 6, 13 and 14)	516,201	504,847
Advance payments to suppliers	116,577	96,482
Deferred tax assets—current (Note 1)	39,942	39,809
Derivative assets (Notes 1, 14 and 16)	99,950	114,463
Assets held for sale (Note 3)	194,170	—
Other current assets	228,373	266,130

Total current assets	4,498,753	4,261,090

Investments and Non-current Receivables (Notes 1 and 6):
Investments in and advances to associated companies (Notes 4, 5, 10 and 16)	1,468,908	1,403,056
Other investments (Notes 4 and 16)	867,744	965,947
Non-current receivables, less unearned interest (Notes 5, 14 and 16)	444,498	453,299
Allowance for doubtful receivables (Note 5)	(44,077)	(48,472)
Property leased to others—at cost, less accumulated depreciation	214,781	224,000

Total investments and non-current receivables	2,951,854	2,997,830

Property and Equipment—at Cost (Notes 1, 6 and 16):
Land, land improvements and timberlands	151,294	158,528
Buildings, including leasehold improvements	374,841	381,029
Equipment and fixtures	1,029,722	979,957
Mineral rights (Note 17)	148,649	132,510
Vessels	34,686	29,709
Projects in progress (Note 17)	150,351	170,218

Total	1,889,543	1,851,951
Accumulated depreciation	(886,002)	(873,391)

Net property and equipment	1,003,541	978,560

Intangible Assets, less Accumulated Amortization (Notes 1 and 16)	85,131	84,741

Deferred Tax Assets—Non-current (Note 1)	16,826	13,376

Other Assets	29,758	33,387

Total	¥8,585,863	¥8,368,984

See notes to consolidated financial statements.

	Millions of Yen
	December 31, 2010	March 31, 2010
LIABILITIES AND SHAREHOLDER’S EQUITY
Current Liabilities:
Short-term debt (Note 6)	¥277,210	¥241,380
Current maturities of long-term debt (Notes 6 and 14)	235,230	320,480
Trade payables:
Notes and acceptances	46,852	36,831
Accounts	1,356,180	1,307,980
Associated companies	73,072	63,760
Accrued expenses:
Income taxes (Note 1)	77,723	37,604
Interest	15,860	19,177
Other	59,112	71,582
Advances from customers	139,577	110,712
Derivative liabilities (Notes 1, 14 and 16)	79,946	83,972
Liabilities held for sale (Note 3)	146,790	—
Other current liabilities (Notes 1 and 12)	79,230	87,289

Total current liabilities	2,586,782	2,380,767

Long-term Debt, less Current Maturities (Notes 6 and 14)	2,868,383	2,909,794

Accrued Pension Costs and Liability for Severance
Indemnities (Note 1)	32,290	33,927

Deferred Tax Liabilities—Non-current (Note 1)	269,491	305,096

Other Long-Term Liabilities (Notes 1, 12, 14 and 16)	326,477	309,594

Contingent Liabilities (Notes 6, 12 and 17)
Equity (Note 8):
Mitsui & Co., Ltd. Shareholders’ equity:
Common stock—no par value	341,482	341,482
Authorized, 2,500,000,000 shares;
Issued, 1,829,153,527 shares in 2010. 12 and 1,829,153,527 shares in 2010. 3
Capital surplus	428,944	428,848
Retained earnings:
Appropriated for legal reserve	60,959	53,844
Unappropriated	1,830,215	1,618,101
Accumulated other comprehensive income (loss) (Note 1):
Unrealized holding gains and losses on available-for-sale securities (Note 4)	81,122	123,891
Foreign currency translation adjustments (Note 14)	(387,240)	(272,665)
Defined benefit pension plans	(45,184)	(49,132)
Net unrealized gains and losses on derivatives (Note 14)	(19,325)	(7,920)

Total accumulated other comprehensive loss	(370,627)	(205,826)

Treasury stock, at cost: 4,499,723 shares in 2010. 12 and 4,331,644 shares in 2010. 3	(6,545)	(6,321)

Total Mitsui & Co., Ltd. shareholders’ equity	2,284,428	2,230,128

Noncontrolling interests	218,012	199,678

Total equity	2,502,440	2,429,806

Total	¥8,585,863	¥8,368,984

Statements of Consolidated Income

Mitsui & Co., Ltd. and subsidiaries

For the Nine-Month Period Ended December 31, 2010 and 2009

	Millions of Yen
	Nine-Month Period Ended December 31, 2010	Nine-Month Period Ended December 31, 2009
Revenues (Notes 1, 10, 14 and 16):
Sales of products	¥2,979,727	¥2,598,725
Sales of services	274,565	279,504
Other sales	119,481	104,220

Total revenues	3,373,773	2,982,449

[	Total Trading Transactions (Notes 1 and 10) Nine-month period ended December 31, 2010 ¥ 7,368,955 million Nine-month period ended December 31, 2009 ¥ 7,005,684 million	]

Cost of Revenues (Notes 1, 10, 14 and 16):
Cost of products sold	2,556,510	2,313,581
Cost of services sold	100,467	100,256
Cost of other sales	63,413	47,971

Total cost of revenues	2,720,390	2,461,808

Gross Profit	653,383	520,641

Other Expenses (Incomes):
Selling, general and administrative (Notes 1 and 7)	398,365	396,823
Provision for doubtful receivables (Note 1)	6,446	9,466
Interest income (Notes 1 and 14)	(30,212)	(26,133)
Interest expense (Notes 1 and 14)	30,895	35,899
Dividend income	(39,639)	(27,907)
Gain on sales of securities—net (Notes 1, 4 and 8)	(5,108)	(7,758)
Loss on write-down of securities (Notes 1, 4 and 16)	11,812	42,964
Gain on disposal or sales of property and equipment—net	(863)	(511)
Impairment loss of long-lived assets (Notes 1, 16 and 17)	3,114	6,637
Impairment loss of goodwill (Notes 1 and 16)	—	9,603
Other expenses—net (Notes 14 and 17)	2,924	6,126

Total other expenses	377,734	445,209

Income from Continuing Operations before Income Taxes and Equity in Earnings	275,649	75,432

Income Taxes (Notes 1 and 11):	148,781	61,796

Income from Continuing Operations before Equity in Earnings	126,868	13,636
Equity in Earnings of Associated Companies—Net (Notes 10 and 16)	171,523	91,610

Income from Continuing Operations before Attribution of Noncontrolling Interests	298,391	105,246
Loss from Discontinued Operations—Net (After Income Tax Effect) (Note 3)	—	(538)

Net Income before Attribution of Noncontrolling Interests	298,391	104,708
Net Income Attributable to Noncontrolling Interests	(22,569)	(11,687)

Net Income Attributable to Mitsui & Co., Ltd.	¥275,822	¥93,021

	Yen
	Nine-Month Period Ended December 31, 2010	Nine-Month Period Ended December 31, 2009
Net Income Attributable to Mitsui & Co., Ltd. per Share (Notes 1 and 9):
Basic:
Continuing operations	¥151.16	¥51.31
Discontinued operations	—	(0.27)

Total	¥151.16	¥51.04

Diluted:
Continuing operations	¥151.16	¥51.30
Discontinued operations	—	(0.27)

Total	¥151.16	¥51.03

See notes to consolidated financial statements.

For the Three-Month Period Ended December 31, 2010 and 2009

	Millions of Yen
	Three-Month Period Ended December 31, 2010	Three-Month Period Ended December 31, 2009
Revenues (Notes 1, 10, 14 and 16):
Sales of products	¥1,031,177	¥857,612
Sales of services	93,477	95,707
Other sales	44,792	27,971

Total revenues	1,169,446	981,290

[	Total Trading Transactions (Notes 1 and 10) Three-month period ended December 31, 2010 ¥ 2,502,418 million Three-month period ended December 31, 2009 ¥ 2,417,952 million	]

Cost of Revenues (Notes 1, 10, 14 and 16):
Cost of products sold	890,485	753,448
Cost of services sold	35,016	36,624
Cost of other sales	28,384	15,105

Total cost of revenues	953,885	805,177

Gross Profit	215,561	176,113

Other Expenses (Incomes):
Selling, general and administrative (Notes 1 and 7)	133,851	132,763
Provision for doubtful receivables (Note 1)	2,963	4,991
Interest income (Notes 1 and 14)	(10,850)	(9,867)
Interest expense (Notes 1 and 14)	10,319	10,271
Dividend income	(14,862)	(9,951)
Gain on sales of securities—net (Notes 1 and 4)	(3,894)	(3,992)
Loss on write-down of securities (Notes 1, 4 and 16)	4,964	24,313
(Gain) loss on disposal or sales of property and equipment—net	(974)	244
Impairment loss of long-lived assets (Notes 1, 16 and 17)	587	5,638
Impairment loss of goodwill (Notes 1 and 16)	—	6,495
Other expenses (incomes)—net (Notes 14 and 17)	6,932	(3,242)

Total other expenses	129,036	157,663

Income from Continuing Operations before Income Taxes and Equity in Earnings	86,525	18,450

Income Taxes (Notes 1 and 11):	58,152	26,948

Income (Loss) from Continuing Operations before Equity in Earnings	28,373	(8,498)
Equity in Earnings of Associated Companies—Net (Notes 10 and 16)	71,570	35,596

Income from Continuing Operations before Attribution of Noncontrolling Interests	99,943	27,098
Income from Discontinued Operations—Net (After Income Tax Effect) (Note 3)	—	221

Net Income before Attribution of Noncontrolling Interests	99,943	27,319
Net Income Attributable to Noncontrolling Interests	(7,355)	(7,133)

Net Income Attributable to Mitsui & Co., Ltd.	¥92,588	¥20,186

	Yen
	Three-Month Period Ended December 31, 2010	Three-Month Period Ended December 31, 2009
Net Income Attributable to Mitsui & Co., Ltd. per Share (Notes 1 and 9):
Basic:
Continuing operations	¥50.74	¥10.96
Discontinued operations	—	0.10

Total	¥50.74	¥11.06

Diluted:
Continuing operations	¥50.74	¥10.96
Discontinued operations	—	0.10

Total	¥50.74	¥11.06

See notes to consolidated financial statements.

Statements of Changes in Consolidated Equity

Mitsui & Co., Ltd. and subsidiaries

For the Nine-Month Periods Ended December 31, 2010 and 2009

	Millions of Yen
	Nine-Month Period Ended December 31, 2010	Nine-Month Period Ended December 31, 2009
Common Stock:
Balance at beginning of period
Shares issued: 2010.12—1,829,153,527 shares; 2009.12—1,824,928,240 shares	¥341,482	¥339,627
Common stock issued upon conversion of bonds
Shares issued: 2010.12—0 shares; 2009.12—4,225,287 shares	—	1,855

Balance at end of period
Shares issued: 2010.12—1,829,153,527 shares; 2009.12—1,829,153,527 shares	¥341,482	¥341,482

Capital Surplus:
Balance at beginning of period	¥428,848	¥434,188
Conversion of bonds	—	1,850
Equity transactions with noncontrolling interest shareholders	96	(759)

Balance at end of period	¥428,944	¥435,279

Retained Earnings:
Appropriated for Legal Reserve:
Balance at beginning of period	¥53,844	¥48,806
Transfer from unappropriated retained earnings	7,115	7,314

Balance at end of period	¥60,959	¥56,120

Unappropriated:
Balance at beginning of period	¥1,618,101	¥1,486,201
Net income attributable to Mitsui & Co., Ltd	275,822	93,021
Cash dividends paid to Mitsui & Co., Ltd. shareholders	(56,590)	(12,779)
Transfer to retained earnings appropriated for legal reserve	(7,115)	(7,314)
Losses on sales of treasury stock	(3)	(2)

Balance at end of period	¥1,830,215	¥1,559,127

Accumulated Other Comprehensive Loss (After Income Tax Effect):
Balance at beginning of period	¥(205,826)	¥(421,497)
Unrealized holding (losses) gains on available-for-sale securities (Notes 1 and 4)	(42,767)	49,875
Foreign currency translation adjustments (Notes 1 and 14)	(114,575)	87,933
Defined benefit pension plans (Note 1)	3,948	6,485
Net unrealized (losses) gains on derivatives (Notes 1 and 14)	(11,407)	5,146

Balance at end of period	¥(370,627)	¥(272,058)

Treasury Stock, at Cost:
Balance at beginning of period	¥(6,321)	¥(5,662)
Purchases of treasury stock	(250)	(657)
Sales of treasury stock	26	7

Balance at end of period	¥(6,545)	¥(6,312)

Total Mitsui & Co., Ltd. shareholders’ equity	¥2,284,428	¥2,113,638

Statements of Changes in Consolidated Equity—(Continued)

Mitsui & Co., Ltd. and subsidiaries

For the Nine-Month Periods Ended December 31, 2010 and 2009

	Millions of Yen
	Nine-Month Period Ended December 31, 2010	Nine-Month Period Ended December 31, 2009
Noncontrolling Interests:
Balance at beginning of period	¥199,678	¥229,783
Dividends paid to noncontrolling interest shareholders	(9,863)	(7,805)
Net income attributable to noncontrolling interests	22,569	11,687
Unrealized holding (losses) gains on available-for-sale securities (after income tax effect) (Notes 1 and 4)	(7,123)	1,111
Foreign currency translation adjustments (after income tax effect) (Notes 1 and 14)	(9,510)	(127)
Defined benefit pension plans (after income tax effect) (Note 1)	1	(6)
Net unrealized losses on derivatives (after income tax effect) (Notes 1 and 14)	(323)	(27)
Equity transactions with noncontrolling interest shareholders and other (Note 8)	22,583	1,275

Balance at end of period	¥218,012	¥235,891

Total Equity:
Balance at beginning of period	¥2,429,806	¥2,111,446
Conversion of bonds	—	3,705
Losses on sales of treasury stock	(3)	(2)
Net income before attribution of noncontrolling interests	298,391	104,708
Cash dividends paid to Mitsui & Co., Ltd. shareholders	(56,590)	(12,779)
Dividends paid to noncontrolling interest shareholders	(9,863)	(7,805)
Unrealized holding (losses) gains on available-for-sale securities (after income tax effect) (Notes 1 and 4)	(49,890)	50,986
Foreign currency translation adjustments (after income tax effect) (Notes 1 and 14)	(124,085)	87,806
Defined benefit pension plans (after income tax effect) (Note 1)	3,949	6,479
Net unrealized (losses) gains on derivatives (after income tax effect) (Notes 1 and 14)	(11,730)	5,119
Sales and purchases of treasury stock	(224)	(650)
Equity transactions with noncontrolling interest shareholders and other (Note 8)	22,679	516

Balance at end of period	¥2,502,440	¥2,349,529

Comprehensive Income:
Net income before attribution of noncontrolling interests	¥298,391	¥104,708

Other comprehensive (loss) income (after income tax effect):
Unrealized holding (losses) gains on available-for-sale securities (Notes 1 and 4)	(49,890)	50,986
Foreign currency translation adjustments (Notes 1 and 14)	(124,085)	87,806
Defined benefit pension plans (Note 1)	3,949	6,479
Net unrealized (losses) gains on derivatives (Notes 1 and 14)	(11,730)	5,119

Comprehensive income before attribution of noncontrolling interests	116,635	255,098
Comprehensive income attributable to noncontrolling interests	(5,614)	(12,638)

Comprehensive income attributable to Mitsui & Co., Ltd	¥111,021	¥242,460

See notes to consolidated financial statements.

Statements of Consolidated Cash Flows

Mitsui & Co., Ltd. and subsidiaries

For the Nine-Month Periods Ended December 31, 2010 and 2009

	Millions of Yen
	Nine-Month Period Ended December 31, 2010	Nine-Month Period Ended December 31, 2009
Operating Activities (Note3):
Net income before attribution of noncontrolling interests	¥298,391	¥104,708
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
Loss from discontinued operations—net (after income tax effect)	—	538
Depreciation and amortization	111,399	104,853
Pension and severance costs, less payments	11,689	9,828
Provision for doubtful receivables	6,446	9,466
Gain on sales of securities—net	(5,108)	(7,758)
Loss on write-down of securities	11,812	42,964
Gain on disposal or sales of property and equipment—net	(863)	(511)
Impairment loss of long-lived assets	3,114	6,637
Impairment loss of goodwill	—	9,603
Deferred income taxes	17,864	(12,304)
Equity in earnings of associated companies, less dividends received	(83,821)	(18,215)
Changes in operating assets and liabilities:
Increase in trade receivables	(121,155)	(9,665)
(Increase) decrease in inventories	(85,688)	28,846
Increase in trade payables	114,692	37,291
Increase (decrease) in accrued expenses	28,622	(42,869)
Increase in advance payments to suppliers	(465)	(1,966)
Increase (decrease) in advances from customers	18,416	(17,209)
Decrease in derivative assets	6,565	156,098
Increase (decrease) in derivative liabilities	13,893	(38,834)
Decrease in other current assets—income tax receivables	13,945	53,708
Other—net	9,920	23,671
Net cash used in operating activities of discontinued operations	—	(98)

Net cash provided by operating activities	369,668	438,782

Investing Activities:
Net decrease (increase) in time deposits	11,861	(8,780)
Investments in and advances to associated companies	(92,455)	(65,423)
Sales of investments in and collection of advances to associated companies	30,335	28,876
Acquisitions of other investments	(74,763)	(23,754)
Proceeds from sales and maturities of other investments	59,826	88,907
Increase in long-term loan receivables	(100,836)	(58,883)
Collection of long-term loan receivables	69,158	57,231
Additions to property leased to others and property and equipment	(226,023)	(158,746)
Proceeds from sales of property leased to others and property and equipment	8,559	15,658
Acquisitions of subsidiaries, net of cash acquired	(106,797)	—
Proceeds from sales of subsidiaries, net of cash held by subsidiaries	18,677	—

Net cash used in investing activities	(402,458)	(124,914)

Financing Activities:
Net increase (decrease) in short-term debt	84,222	(151,918)
Proceeds from long-term debt	319,070	356,323
Repayments of long-term debt	(295,399)	(316,918)
Transactions with noncontrolling interest shareholders	10,081	(6,770)
Purchases of treasury stock—net	(239)	(22)
Payments of cash dividends	(56,590)	(12,779)

Net cash provided by (used in) financing activities	61,145	(132,084)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	(26,881)	13,602

Cash and Cash Equivalents included in Assets held for sale (Note3)	(13,079)	—

Net (decrease) increase in Cash and Cash Equivalents	(11,605)	195,386

Cash and Cash Equivalents at Beginning of Period	1,401,399	1,147,809

Cash and Cash Equivalents at End of Period	¥1,389,794	¥1,343,195

See notes to consolidated financial statements.

1. BASIS OF FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

I. BASIS OF FINANCIAL STATEMENTS

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which Mitsui & Co., Ltd. (the “Company”) is incorporated and principally operates.

The accompanying consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). Effect has been given in the consolidated financial statements to adjustments which have not been entered in Mitsui & Co., Ltd. and subsidiaries’ (collectively, the “companies”) general books of account maintained principally in accordance with accounting practices prevailing in the countries of incorporation. Major adjustments include those relating to accounting for derivative instruments and hedging activities, accounting for certain investments including non-monetary exchange of investments and effects of changes in foreign currency exchange rates on foreign-currency-denominated available-for-sale debt securities, accounting for pension costs and severance indemnities, recognition of installment sales on the accrual basis of accounting, accounting for consolidation, accounting for business combinations, accounting for goodwill and other intangible assets, accounting for asset retirement obligations, accounting for consolidation of variable interest entities, accounting for leasing, accounting for stock issuance costs, and accounting for uncertainty in income taxes.

Total trading transactions, as presented in the accompanying Statements of Consolidated Income, are voluntary disclosures, and represent the gross transaction volume or the aggregate nominal value of the sales contracts in which the companies act as a principal and transactions in which the Company and certain subsidiaries serve as an agent. During the year ended March 31, 2010, the companies changed the reporting of total trading transactions for transactions where the Company and certain subsidiaries serve as an agent, and not as a contracting party, from gross amounts, which included transaction volume exchanged between the contracting parties and commissions earned as an agent; to net amounts, which include only commissions. In relation to this change, amounts for the nine-month period ended December 31, 2009 and the three-month period ended December 31, 2009 have been reclassified.

Total trading transactions should not be construed as equivalent to, or a substitute or a proxy for, revenues, or as an indicator of the companies’ operating performance, liquidity or cash flows generated by operating, investing or financing activities. The companies have included the gross transaction volume information because similar Japanese trading companies have generally used it as an industry benchmark. As such, management believes that total trading transactions are a useful supplement to the results of operations information for users of the consolidated financial statements.

II. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of the Company, its majority-owned domestic and foreign subsidiaries, the variable interest entities (“VIEs”) where the Company or one of its subsidiaries is a primary beneficiary, and its proportionate share of the assets, liabilities, revenues and expenses of certain of its oil and gas producing, and mining unincorporated joint ventures in which the companies own an undivided interest in the assets, and pursuant to the joint venture agreements, are severally liable for their share of each liability. The VIEs are defined by ASC 810, “Consolidation.”

The difference between the cost of investments in VIEs which are not a business and the equity in the fair value of the net assets at the dates of acquisition is accounted for as an extraordinary gain or loss while the excess of the cost of investments in other subsidiaries that meet the definition of a business over the equity in the fair value of the net assets at the dates of acquisition is accounted for as goodwill.

Changes in the companies’ ownership interests while retaining their controlling financial interests in their subsidiaries are accounted for as equity transactions. When the companies cease to have their controlling financial interests, any retained investments are remeasured at their fair value at that date and the difference between the fair value and the carrying amount of the retained noncontrolling investments is recognized as a gain or loss in net income attributable to Mitsui & Co., Ltd.

Certain subsidiaries with a third-quarter-end on or after September 30, but prior to the parent Company’s third-quarter-end of December 31, are included on the basis of the subsidiaries’ respective third-quarter-ends.

Foreign currency translation

The assets and liabilities of foreign subsidiaries and associated companies are translated into Japanese yen at the respective period-end exchange rates. All income and expense accounts are translated at average rates of exchange. The resulting translation adjustments are included in accumulated other comprehensive income (loss).

Monetary assets and liabilities denominated in foreign currencies are translated into Japanese yen at period-end exchange rates with the resulting gains and losses recognized in earnings.

Cash equivalents

Cash equivalents are defined as short-term (original maturities of three months or less), highly liquid investments which are readily convertible into cash and have no significant risk of change in value including certificates of deposit, time deposits, financing bills and commercial papers with original maturities of three months or less.

Allowance for credit losses

The companies have loans and trade receivables relating to businesses with corporate customers (“corporate business”) and financial business with retail customers (“retail finance business”). As for the corporate businesses, if the counterparty is under legal litigation or if there is significant difficulty in collecting receivables considering the debtors’ financial conditions, an allowance for credit loss of the doubtful receivables which deemed to be impaired based on the latest information of the debtors’ economic conditions is measured individually based on the present value of expected cash flows discounted with the original effective interest rate of the loan or the fair value of the collateral if the loan is collateral dependent.

Other than the cases above, an allowance for credit losses is measured collectively based primarily upon the companies’ historical credit loss experiences and an evaluation of the potential losses for all receivables.

As for the retail finance business, some subsidiaries engaged in business providing financial services on cars and motorcycles have credit risks relating to retail customers. Those subsidiaries record allowance for doubtful receivables based on each subsidiaries’ historical credit loss ratio by dates past due of the receivables.

Loans or trade receivables are charged-off when certain conditions are met. The following are the cases loans and trade receivables are charged-off: cutoff of loans and receivables by legal liquidation, become evident that it is impossible for the debtors to repay their debts from their perceived solvency and/or asset situation, loans or trade receivables not collected after a certain period of time after a suspension of business transaction, are the cases that loans and trade receivables are charged-off.

Inventories

Inventories, consisting mainly of commodities and materials for resale, are stated at the lower of cost, principally on a specific-identification basis, or market.

Derivative instruments and hedging activities

In accordance with ASC 815, “Derivatives and Hedging,” all derivative instruments are recognized and measured at fair value as either assets or liabilities in the Consolidated Balance Sheets. The accounting for changes in the fair value depends on the intended use of the derivative instruments and their resulting hedge designation. On the Consolidated Balance Sheets, the companies offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement.

The companies enter into derivative commodity instruments, such as future, forward, option and swap contracts, as a means of hedging the exposure to changes in the fair value of inventories and unrecognized firm commitments and the exposure to variability in the expected future cash flows from forecasted transactions, principally for non-ferrous metals, crude oil and agricultural products.

Changes in the fair value of derivative commodity instruments, designated and effective as fair value hedges, are recognized in sales of products or cost of products sold as offsets to changes in the fair value of the hedged items. Changes in the fair value of derivative commodity instruments, designated and effective as cash flow hedges, are initially recorded as other comprehensive income and reclassified into earnings as sales of products or cost of products sold when the hedged transactions affect earnings. Changes in the fair value of the ineffective portion are recognized in sales of products or cost of products sold immediately.

Changes in the fair value of derivative commodity instruments, for which hedge requirements are not met, are currently recognized in sales of products or cost of products sold without any offsetting changes in the fair value of the hedged items.

The Company and certain subsidiaries also enter into agreements for derivative commodity instruments as a part of their trading activities. These derivative instruments are marked to market and gains or losses resulting from these contracts are reported in other sales.

Changes in the fair value of all open positions of precious metals traded in terminal (future) markets are recognized in other sales in order to reflect the fair value of commodity trading transactions consisting of inventories, unrecognized firm commitments and derivative commodity instruments as a whole.

The companies enter into derivative financial instruments such as interest rate swap agreements, foreign exchange forward contracts, currency swap agreements, and interest rate and currency swap agreements as a means of hedging their interest rate and foreign exchange exposure.

Changes in the fair value of interest rate swap agreements, designated and effective as fair value hedges for changes in the fair value of fixed-rate financial assets or liabilities attributable to changes in the designated benchmark interest rate, are recognized in interest income and expense as offsets to changes in the fair value of hedged items. Changes in the fair value of interest rate swap agreements, designated and effective as cash flow hedges for changes in the cash flows of floating-rate financial assets or liabilities attributable to changes in the designated benchmark interest rate, are initially recorded in other comprehensive income and reclassified into earnings as interest income and expense when the hedged transactions affect earnings. Changes in the fair value of the ineffective portion are recognized in interest income and expense immediately.

Changes in the fair value of foreign exchange forward contracts and currency swap agreements, designated and effective as cash flow hedges for changes in the cash flows of foreign-currency-denominated assets or liabilities, unrecognized firm commitments and forecasted transactions attributable to changes in the related foreign currency exchange rate, are initially recorded in other comprehensive income and reclassified into earnings as foreign exchange gains or losses when the hedged transactions affect earnings. Changes in the fair value of the ineffective portion are recognized in foreign exchange gains or losses immediately.

Changes in the fair value of interest rate and currency swap agreements, designated and effective as fair value hedges or cash flow hedges for changes in the fair values or cash flows of foreign-currency-denominated assets or liabilities attributable to changes in the designated benchmark interest rate or the related foreign currency exchange rate are recorded as either earnings or other comprehensive income depending on the treatment of foreign currency hedges as fair value hedges or cash flow hedges.

Changes in the fair value of derivative financial instruments, for which hedge requirements are not met, are currently recognized in interest income and expense for interest rate swap agreements and in foreign exchange gains or losses for foreign exchange forward contracts, currency swap agreements and interest rate and currency swap agreements.

The Company and certain subsidiaries also enter into agreements for certain derivative financial instruments as a part of their trading activities. These derivative instruments are marked to market and the related gains or losses are reported in other sales.

The companies use derivative instruments and non-derivative financial instruments in order to reduce the foreign currency exposure in the net investment in a foreign operation. The foreign currency transaction gains or losses on these instruments, designated as and effective as hedging instruments, are deferred and recorded as foreign currency translation adjustments within other comprehensive income to the extent they are effective as hedges. These amounts are only recognized in income upon the complete or partial sale of the related investment or the complete liquidation of the investment.

For the Statements of Consolidated Cash Flows, cash flows from derivative commodity instruments and derivative financial instruments that qualify for hedge accounting are included in the same category as the items being hedged.

Debt and marketable equity securities

The companies classify debt and marketable equity securities, at acquisition, into one of three categories: held-to-maturity, available-for-sale or trading.

Securities are classified as trading securities and carried at fair value only if the companies possess those securities for the purpose of purchase and sale. Unrealized holding gains and losses are included in earnings.

Debt securities are classified as held-to-maturity and measured at amortized cost in the Consolidated Balance Sheets only if the companies have the positive intent and ability to hold those securities to maturity. Premiums and discounts amortized in the period are included in interest income.

Debt and marketable equity securities other than those classified as trading or held-to-maturity securities are classified as available-for-sale securities and carried at fair value with related unrealized holding gains and losses reported in accumulated other comprehensive income (loss) in equity on a net-of-tax basis.

For other than a temporary decline in the value of debt and marketable equity securities below their cost or amortized cost, the investment is reduced to its fair value, which becomes the new cost basis of the investment. The amount of the reduction is reported as a loss for the period in which such determination is made. Various factors, such as the extent by which the cost exceeds the market value, the duration of the market decline, the financial condition and near-term prospects of the issuer, foreign exchange rates, and the intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in market value, are reviewed to judge whether the decline is other than temporary. Debt securities are reduced to their fair value, when the companies intend to sell the debt security or it is more likely than not that the companies will be required to sell the security prior to recovery of its amortized cost basis. When the companies do not intend to sell the security and it is not more likely than not that the companies will be required to sell the security before recovery of its amortized cost basis, the companies will recognize the credit component of an other-than-temporary impairment of the debt security in earnings and the noncredit component in other comprehensive income (loss).

The cost of debt and marketable securities sold is determined based on the moving-average cost method.

Non-marketable equity securities

Non-marketable equity securities are carried at cost. When other than a temporary decline in the value of such securities below their cost occurs, the investment is reduced to its fair value and an impairment loss is recognized. Various factors, such as the financial condition and near-term prospects of the issuer, are reviewed to judge whether it is other than temporary.

The cost of non-marketable equity securities sold is determined based on the moving-average cost method.

Investments in associated companies

Investments in associated companies (20% to 50%-owned corporate investees, corporate joint ventures, and less than 20%-owned corporate investees over which the companies have the ability to exercise significant influence) and noncontrolling investments in general partnerships, limited partnerships and limited liability companies are accounted for under the equity method, after appropriate adjustments for intercompany profits and dividends. The differences between the cost of such investments and the companies’ equity in the underlying fair value of the net assets of associated companies at the dates of acquisition are recognized as equity method goodwill.

For other than a temporary decline in the value of investments in associated companies below the carrying amount, the investment is reduced to its fair value and an impairment loss is recognized.

Leasing

The companies are engaged in lease financing consisting of direct financing leases and leveraged leases, and in operating leases of properties. For direct financing leases, unearned income is amortized to income over the lease term at a constant periodic rate of return on the net investment. Income on leveraged leases is recognized over the life of the lease at a constant rate of return on the positive net investment. Initial direct costs are deferred and amortized using the interest method over the lease period. Operating lease income is recognized as other sales over the term of underlying leases on a straight-line basis.

The companies are also lessees of various assets. Rental expenses on operating leases are recognized over the respective lease terms using the straight-line method.

Property and equipment

Property and equipment are stated at cost.

Depreciation of property and equipment (including property leased to others) is computed principally under the declining-balance method for assets located in Japan and under the straight-line method for assets located outside Japan, using rates based upon the estimated useful lives of the related property and equipment. Mineral rights are amortized over their respective estimated useful lives, using the straight-line method or the unit-of-production method.

Leasehold improvements are amortized over the lesser of the useful life of the improvement or the term of the underlying lease.

Significant renewals and additions are capitalized at cost. Maintenance and repairs, and minor renewals and betterments are charged to expense as incurred.

Impairment of long-lived assets

Long-lived assets to be held and used or to be disposed of other than by sale are reviewed, by using undiscounted future cash flows, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Such impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value. Long-lived assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell.

Business combinations

In accordance with ASC 805, “Business Combinations,” the acquisition method of accounting which requires the measurement of the fair value of all of the assets and liabilities of an acquired Company, including noncontrolling interests, is used for all business combinations from April 1, 2009. The companies separately recognize and report acquired intangible assets as goodwill or other intangible assets. Any excess of fair value of acquired net assets over cost arising from a business combination is recognized as a gain from a bargain purchase.

Goodwill and other intangible assets

Goodwill is not amortized but tested for impairment annually or more frequently if impairment indicators arise. Identifiable intangible assets with a finite useful life are amortized over their respective estimated useful lives and reviewed for impairment in accordance with ASC 360, “Property, Plant and Equipment.” Any identifiable intangible asset determined to have an indefinite useful life is not amortized, but instead tested for impairment in accordance with ASC 350, “Intangibles-Goodwill and Other,” until its useful life is determined to be no longer indefinite.

Equity method goodwill is reviewed for impairment as part of an other-than-temporary decline in the value of investments in associated companies below the carrying amount in accordance with ASC 323, “Investments-Equity Method and Joint Ventures.”

Oil and gas producing activities

Oil and gas exploration and development costs are accounted for using the successful efforts method of accounting. The costs of acquiring properties, costs of drilling and equipping exploratory wells, and costs of development wells and related plant and equipment are capitalized, and amortized using the unit-of-production method. Exploratory well costs are expensed, if economically recoverable reserves are not found. Other exploration costs, such as geological and geophysical costs, are expensed as incurred.

In accordance with ASC 360, proved properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. If the proved properties are determined to be impaired, an impairment loss is recognized based on the fair value. Unproved properties are assessed annually for impairment in accordance with ASC 932-360-35-11, “Extractive Activities-Oil and Gas—Unproved Properties,” with any impairment charged to expense. The companies make a comprehensive evaluation and record impairment of unproved property based on undiscounted future net cash flow approach, as well as taking into consideration various factors, such as remaining mining rights periods, examples of sales and purchases in neighboring areas, drilling results and seismic interpretations.

Mining operations

Mining exploration costs are expensed as incurred until the mining project has been established as commercially viable by a final feasibility study. Once established as commercially viable, costs are capitalized as development costs and are amortized using either the unit-of-production method or straight-line method based on the proven and probable reserves.

In open pit mining operations, it is necessary to remove overburden and other waste materials to access mineral deposits. The costs of removing waste materials are referred to as “stripping costs.” During the development of a mine, before production commences, such costs are generally capitalized as part of the development costs. Removal of waste materials continues during the production stage of the mine. Such post-production stripping costs are variable production costs to be considered as a component of mineral inventory costs and are recognized as a component of costs of products sold in the same period as the related revenues from the sales of the minerals. Depending on the configuration of the mineral deposits, the post-production stripping costs could lead to a lower of cost or market inventory adjustment.

Asset retirement obligations

The companies record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the companies capitalize the related cost by increasing the carrying amount of the long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset.

Pension and severance indemnities plans

The Company and certain subsidiaries have defined benefit pension plans and severance indemnities plans covering substantially all employees other than directors. The costs of defined benefit pension plans and severance indemnities plans are accrued based on amounts determined using actuarial methods. The Company and certain subsidiaries recognize the overfunded or underfunded status of a defined benefit plan as an asset or a liability in the Consolidated Balance Sheets. The net actuarial gain or loss and net prior service cost or credit are included in accumulated other comprehensive income (loss) in equity on a net-of-tax basis and are amortized into net periodic pension costs over the certain future periods. In addition, the Company and certain subsidiaries have defined contribution pension plans. The costs of defined contribution pension plans are charged to expenses when incurred.

Guarantees

In accordance with ASC 460, “Guarantees,” the companies recognize, at the inception of a guarantee issued on or after January 1, 2003, a liability for the fair value of the obligation undertaken for the guarantee.

Revenue recognition

The companies recognize revenues when they are realized or realizable and earned. Revenues are realized or realizable and earned when the companies have persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following are specific revenue recognition policies:

Sales of products

Sales of products include the sales of various products as a principal in the transactions, the manufacture and sale of a wide variety of products such as metals, chemicals, foods and general consumer merchandise, the development of natural resources such as coal, iron ore, oil and gas, and the development and sale of real estate. The companies recognize those revenues at the time the delivery conditions agreed with customers are met. These conditions are usually considered to have been met when the goods are received by the customer, the title to the warehouse receipts is transferred, or the implementation testing is duly completed.

For long-term construction contracts such as railroad projects, depending on the nature of the contract, revenues are accounted for by the percentage-of-completion method if estimates of costs to complete and extent of progress toward completion of long-term contracts are reasonably dependable, otherwise the companies use the completed contract method.

The Company and certain subsidiaries enter into buy/sell arrangements, mainly relating to transactions of crude oil and petroleum products. Under buy/sell arrangements, which are entered into primarily to optimize supply or demand requirements, the Company and certain subsidiaries agree to buy (sell) a specific quality and quantity of commodities to be delivered at a specific location and/or time while agreeing to sell (buy) the same quality and quantity of the commodities to be delivered at a different location and/or time to the same counterparty. The buy/sell arrangements are reported on a net basis in the Statements of Consolidated Income.

Sales of services

Sales of services include the revenues from trading margins and commissions related to various trading transactions in which the companies act as a principal or an agent. Specifically, the companies charge a commission for the performance of various services such as logistic and warehouse services, information and communication services, and technical support. For some back-to-back sales and purchase transactions of products, the companies act as a principal and record the net amount of sales and purchase prices as revenues. The companies also facilitate conclusion of the contracts between manufacturers and customers and deliveries for the products between suppliers and customers. Revenues from service related businesses are recorded as revenues when the contracted services are rendered to third-party customers pursuant to the agreements.

Other sales

Other sales principally include the revenues from leasing activities of real estate, rolling stock, ocean transport vessels, equipment and others, the revenues from derivative commodity instruments and derivative financial instruments held for trading purposes, and the revenues from financing. See accounting policies for leasing and derivative instruments and hedging activities for the revenue recognition policies regarding leasing and derivative transactions, respectively.

Research and development expenses

Research and development costs are charged to expenses when incurred.

Advertising expenses

Advertising costs are charged to expenses when incurred.

Income taxes

Income tax expense is based on reported earnings before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and tax loss carryforwards. These deferred taxes are measured using the currently enacted tax rates in effect for the year in which the temporary differences or tax loss carryforwards are expected to reverse. Valuation allowances are established when it is more likely than not that some or all of the deferred tax assets will not be realized.

In accordance with ASC 740, “Income Taxes,” the companies recognize and measure uncertainty in income taxes. Interests and penalties incurred in relation to income taxes are reported in current income taxes in the Statements of Consolidated Income.

Net income per share

Basic net income per share attributable to Mitsui & Co., Ltd. is computed by dividing net income attributable to Mitsui & Co., Ltd. by the weighted-average number of common shares outstanding for the period. Diluted net income per share attributable to Mitsui & Co., Ltd. reflects the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted into common shares.

III. RECLASSIFICATION

Certain reclassifications and format changes have been made to amounts for the nine-month period ended December 31, 2009 and the three-month period ended December 31, 2009 to conform to the current period presentation.

IV. NEW ACCOUNTING STANDARDS

Transfers of financial assets

Effective April 1, 2010, the companies adopted the new provisions in ASC 860, “Transfers and Servicing,” which the FASB issued as ASU 2009-16, “Accounting for Transfers of Financial Assets,” which was formerly SFAS No. 166.

ASU 2009-16 amends the provisions in ASC 860, eliminating the concept of a qualifying special-purpose entity and changing the derecognition requirements of financial assets. The new provisions also enhance disclosure requirements for transfers of financial assets and a transferor’s continuing involvement with such transferred financial assets.

The effect of the adoption of these provisions on the companies’ financial position and results of operations was immaterial.

Variable interest entities

Effective April 1, 2010, the companies adopted the new provisions in ASC 810, “Consolidation,” which the FASB issued as ASU 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,” which was formerly SFAS No. 167, and ASU 2010-10, “Amendments for Certain Investment Funds.”

ASU 2009-17 amends the provisions in ASC 810 to require an entity to determine the need for consolidating a VIE based on qualitative analysis, including whether the entity has the power to direct the activities of the VIE that most significantly impact the entity’s economic performance, and to assess such needs on an ongoing basis. ASU 2010-10 indefinitely defers the application of provisions amended by ASU 2009-17 for interests in certain investment funds and similar entities.

The effect of the adoption of these provisions on the companies’ financial position and results of operations was immaterial.

Disclosures about the credit quality of financing receivables and the allowance for credit losses

Effective October 1, 2010, the companies adopted the new provisions related to disclosures as of the end of a reporting period in ASC 310, “Receivables,” which the FASB issued as ASU 2010-20, “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses,” and ASU 2011-01, “Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20.” The provisions related to disclosures about activity that occurs during a reporting period are effective for interim and annual reporting periods beginning on or after December 15, 2010.

ASU 2010-20 amends the provisions in ASC 310 to require enhanced disclosures regarding the nature of the credit risk inherent in the entity’s financing receivables, how that credit risk is analyzed and assessed in calculating the allowance for credit losses, and the reasons for changes in such allowance. It also requires disclosures relating to the accounting policies for financing receivables and allowance for credit losses. ASU 2011-01 defers the application of provisions amended by ASU 2010-20 for financing receivables related to troubled debt restructurings.

The effect of the adoption of these provisions on the companies’ financial position and results of operations was immaterial.

2. BUSINESS COMBINATIONS

For the nine-month period ended December 31, 2010

The following is the primary business combination, which was completed during the nine-month period ended December 31, 2010.

On December 24, 2009, MT Falcon Holdings Company S.A.P.I. de C.V. (“MT Falcon”), a 70% owned subsidiary of the Company, entered into a definitive agreement with Gas Natural SDG, S.A. to acquire 100% of its outstanding shares of a portfolio of companies holding five gas-fired combined cycle power stations in Mexico, as well as relevant companies including a pipeline company. This acquisition for ¥111,519 million (U.S. $1,221 million) was closed on June 2, 2010 (“acquisition date”). The Company intends to enhance its portfolio of power generating assets through this acquisition.

The Company recorded the provisional amounts for assets acquired and liabilities assumed on the acquisition date because the purchase price allocation of the business combination is incomplete as of the issuance date of the consolidated financial statements. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed based on the latest information at the acquisition date:

Millions of Yen
Current assets	¥24,931
Property leased to others	106,745
Property and equipment	3,541
Intangible assets	6,505

Total assets acquired	141,722

Current liabilities	(10,646)
Long-term liabilities	(19,557)

Total liabilities assumed	(30,203)

Net assets acquired	¥111,519

At June 30, 2010, the provisional amounts for assets acquired and liabilities assumed on the acquisition date mainly consisted of property and equipment and intangible assets of ¥65,230 million and ¥46,704 million, respectively. At September 30, 2010, the amounts mainly consisted of property leased to others and intangible assets of ¥91,592 million and ¥16,213 million, respectively.

Pro forma results of operations for the above business combination have not been presented because the effects were not material to the consolidated financial statements. On December 27, 2010, the Company entered into a sales and purchase agreement to divest a portion of its interest in MT Falcon to a 100% subsidiary of Chubu Electric Power Co., Inc. and a 100% subsidiary of Tohoku Electric Power Co., Inc. in the amounts of 20% and 10%, respectively. At December 31, 2010, the assets and liabilities of MT Falcon were disclosed as single line items in the assets held for sale and liabilities held for sale account. See Note 3, “DISCONTINUED OPERATIONS AND HELD-FOR-SALE CLASSIFICATION,” for further discussion.

For the nine-month period ended December 31, 2009

The business combinations which were completed during the nine-month period ended December 31, 2009 were immaterial.

3. DISCONTINUED OPERATIONS AND HELD-FOR-SALE CLASSIFICATION

Discontinued Operations

The companies have the policy of presenting the results of discontinued operations (including operations of a subsidiary that either has been disposed of or is classified as held for sale) as a separate line item in the Statements of Consolidated Income under income or loss from discontinued operations—net (after income tax effect). The figures related to the discontinued operations for the year ended March 31, 2010 were reclassified in the Statement of Consolidated Income and the Statement of Consolidated Cash Flows for the nine-month and three-month periods ended December 31, 2009 to conform to the current period presentation.

The figures of discontinued operations for the nine-month period ended December 31, 2010 were not reclassified due to their immateriality to the companies’ financial position and results of operations.

Income from continuing operations attributable to Mitsui & Co., Ltd. and loss from discontinued operations—net (after income tax effect) attributable to Mitsui & Co., Ltd. for the nine-month period ended December 31, 2009 were ¥ 93,512 million and ¥491 million, respectively.

Income from continuing operations attributable to Mitsui & Co., Ltd. and income from discontinued operations—net (after income tax effect) attributable to Mitsui & Co., Ltd. for the three-month period ended December 31, 2009 were ¥20,001 million and ¥185 million, respectively.

Held-for-sale Classification

On December 24, 2010, JX Nippon Oil & Energy Corporation and Mitsui Marubeni Liquefied Gas Co., Ltd. (“MLG”, a 60% subsidiary of the Company) singed an agreement on an “absorption-type split” (kyusyu bunkatsu) to establish an integrated company (“Newco”) as of March 1, 2011 with the purpose of strengthening the respective competiveness and profitability of the liquefied petroleum gas business through rationalizing the whole supply chain. Newco will become a 30% owned associated company of the Company. Therefore, at December 31, 2010, the assets and liabilities of MLG were disclosed as single line items in the assets held for sale and liabilities held for sale account. The assets and liabilities were included in the Energy Segment. This transaction did not meet the criteria for discontinued operations accounting because the company has significant continuing involvements after this absorption-type split.

On December 27, 2010, the Company aims to strengthen the business infrastructure and entered into a sales and purchase agreement to divest a portion of its interest in MT Falcon to a 100% subsidiary of Chubu Electric Power Co., Inc. and a 100% subsidiary of Tohoku Electric Power Co., Inc. in the amounts of 20% and 10%, respectively. This transaction is expected to complete by the end of March 31, 2011, and MT Falcon will become a 40% owned associated company of the Company. Therefore, at December 31, 2010, the assets and liabilities of MT Falcon were disclosed as single line items in the assets held for sale and liabilities held for sale account. The assets and liabilities were included in the Machinery & Infrastructure Projects Segment. This transaction did not meet the criteria for discontinued operations accounting because the company has significant continuing involvements after this divestiture.

The following table summarizes assets and liabilities held for sale at December 31, 2010:

Millions of Yen
December 31, 2010
Assets:
Current assets	¥69,609
Investments and non-current receivables	98,925
Property and equipment	18,230
Other assets	7,406

Total assets held for sale	¥194,170

Liabilities:
Current liabilities	¥47,520
Long-term liabilities	99,270

Total liabilities held for sale	¥146,790

The figures of assets and liabilities held for sale as of March 31, 2010 were not reclassified due to their immateriality to the companies’ financial position and result of operations.

4. MARKETABLE SECURITIES AND OTHER INVESTMENTS

Debt and marketable equity securities

At December 31 and March 31, 2010, the cost, fair value and gross unrealized holding gains and losses on available-for-sale securities and the amortized cost, fair value and gross unrealized holding gains and losses on held-to-maturity debt securities were as follows:

	Millions of Yen
			Unrealized holding gains (losses)
	Cost	Fair value	Gains	Losses	Net
December 31, 2010:
Available-for-sale:
Marketable equity securities (Japan)	¥222,758	¥360,743	¥140,539	¥(2,554)	¥137,985
Marketable equity securities (Non-Japan)	36,378	62,368	29,851	(3,861)	25,990
Preferred stock that must be redeemed	75,814	69,304	978	(7,488)	(6,510)
Government bonds	6,019	6,023	4	—	4
Other securities	1,905	1,859	—	(46)	(46)

March 31, 2010:
Available-for-sale:
Marketable equity securities (Japan)	¥212,367	¥416,844	¥206,026	¥(1,549)	¥204,477
Marketable equity securities (Non-Japan)	27,212	58,337	31,197	(72)	31,125
Preferred stock that must be redeemed	78,940	74,595	271	(4,616)	(4,345)
Government bonds	8,024	8,036	12	—	12
Other securities	1,891	1,891	0	—	0

(*)	The breakdown of the amounts of “Unrealized holding gains (losses)” of “Marketable equity securities (Japan)” and “Marketable equity securities (Non-Japan)” at March 31, 2010 has been corrected due to immaterial error.

	Millions of Yen
			Unrealized holding gains (losses)
	Amortized cost	Fair value	Gains	Losses	Net
December 31, 2010:
Held-to-maturity debt securities	¥1,904	¥1,904	¥0	—	¥0

March 31, 2010:
Held-to-maturity debt securities	¥117	¥117	¥0	—	¥0

At December 31 and March 31, 2010, the companies did not hold available-for-sale securities, with original maturities of three months or less, included in cash and cash equivalents in the Consolidated Balance Sheets.

At December 31 and March 31, 2010, the fair value and gross unrealized holding losses on available-for-sale securities, aggregated by investment category and length of time that individual securities have been in continuous unrealized loss positions, were as follows:

	Millions of Yen
	Less than 12 months		12 months or more
	Fair value	Unrealized holding losses	Fair value	Unrealized holding losses
December 31, 2010:
Available-for-sale:
Marketable equity securities	¥45,423	¥(6,415)	—	—
Debt securities, consisting principally of preferred stock that must be redeemed	1,818	(46)	¥58,706	¥(7,488)

Total	¥47,241	¥(6,461)	¥58,706	¥(7,488)

March 31, 2010:
Available-for-sale:
Marketable equity securities	¥27,896	¥(1,621)	—	—
Debt securities, consisting of preferred stock that must be redeemed	—	—	¥73,440	¥(4,616)

Total	¥27,896	¥(1,621)	¥73,440	¥(4,616)

The companies’ investments in available-for-sale securities in an unrealized holding loss position consisted primarily of marketable equity securities and preferred stock that must be redeemed. The unrealized losses on marketable equity securities were due principally to a temporary decline in the stock market. The companies evaluated the near-term prospects of the issuers of the equity securities in relation to the severity and duration of impairment. Based on that evaluation and the companies’ ability and intent to hold these investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the companies did not consider these investments to be other-than-temporarily impaired at December 31, 2010.

The unrealized losses on preferred stock that must be redeemed were due to a devaluation of foreign currencies against the yen in the foreign exchange market. For the currently redeemable portion of the preferred stock, losses on write-down were recognized to reflect the devaluation of foreign currencies considered to be other-than-temporary. For the non-current portion, the companies evaluated the prospects of the foreign exchange market for the period of maturity of the stock. Based on that evaluation, the companies did not consider this portion to be other-than-temporarily impaired at December 31, 2010.

For the nine-month periods ended December 31, 2010 and 2009, losses of ¥7,065 million and ¥16,897 million, respectively, were recognized on write-downs of available-for-sale securities to reflect the decline in market value considered to be other-than-temporary.

For the three-month periods ended December 31, 2010 and 2009, losses of ¥2,641 million and ¥1,416 million, respectively, were recognized on write-downs of available-for-sale securities to reflect the decline in market value considered to be other-than-temporary.

The portion of net trading gains and losses for the nine-month periods that relates to trading securities still held at December 31, 2010 and 2009 were as follows:

	Millions of Yen
	December 31, 2010	December 31, 2009
Net trading losses	¥(3)	¥(12)

The portion of net trading gains and losses for the three-month periods that relates to trading securities still held at December 31, 2010 and 2009 were as follows:

	Millions of Yen
	December 31, 2010	December 31, 2009
Net trading gains	¥12	¥0

The proceeds from sales of available-for-sale securities and the gross realized gains and losses on those sales for the nine-month periods ended December 31, 2010 and 2009 were as follows:

	Millions of Yen
	December 31, 2010	December 31, 2009
Proceeds from sales	¥10,104	¥14,521

Gross realized gains	¥1,631	¥5,577
Gross realized losses	(1,201)	(116)

Net realized gains	¥430	¥5,461

The proceeds from sales of available-for-sale securities and the gross realized gains and losses on those sales for the three-month periods ended December 31, 2010 and 2009 were as follows:

	Millions of Yen
	December 31, 2010	December 31, 2009
Proceeds from sales	¥2,177	¥5,018

Gross realized gains	¥696	¥1,519
Gross realized losses	(15)	(112)

Net realized gains	¥681	¥1,407

Debt securities classified as available-for-sale and held-to-maturity at December 31, 2010 mature as follows:

	Millions of Yen
	Available-for-sale		Held-to-maturity
	Amortized cost	Aggregate fair value	Amortized cost	Aggregate fair value
Contractual maturities:
Within 1 year	¥12,997	¥13,894	—	—
After 1 year through 5 years	70,741	63,292	¥597	¥597
After 5 years through 10 years	—	—	470	470
After 10 years	—	—	837	837

Total	¥83,738	¥77,186	¥1,904	¥1,904

The actual maturities may differ from the contractual maturities shown above because certain issuers may have the right to redeem debt securities before their maturity.

Investments other than debt and marketable equity securities

Investments other than investments in debt and marketable equity securities consisted primarily of non-marketable equity securities and non-current time deposits and amounted to ¥437,043 million and ¥482,930 million at December 31 and March 31, 2010, respectively. The estimation of the corresponding fair values at those dates was not practicable, as the fair values for the individual non-marketable securities held by the companies were not readily determinable at each balance sheet date.

Investments in non-marketable equity securities are carried at cost; however, if the fair value of an investment has declined and such decline is judged to be other-than-temporary, the investment is written down to its estimated fair value.

Losses on write-downs of these investment securities recognized to reflect the declines in fair value considered to be other-than-temporary were ¥4,748 million and ¥26,067 million, for the nine-month periods ended December 31, 2010 and 2009, respectively.

Losses on write-downs of these investment securities recognized to reflect the declines in fair value considered to be other-than-temporary were ¥2,323 million and ¥22,897 million, for the three-month periods ended December 31, 2010 and 2009, respectively.

The aggregate carrying amount of the companies’ non-marketable equity securities accounted for under the cost method totaled ¥381,628 million and ¥434,194 million at December 31 and March 31, 2010, respectively.

5. FINANCING RECEIVABLES AND RELATED ALLOWANCES

Portfolio Segment

The amount of recorded investment and the related allowances of the financing receivables defined in ASC310 as of December 31, 2010 were as follows:

	Millions of Yen
	Corporate Businesses	Retail Finance Business	Total
Allowances Collectively Evaluated	¥1,578	¥6,256	¥7,834
Allowances Individually Evaluated	43,486	—	43,486

Total Amount of Allowances	¥45,064	¥6,256	¥51,320

Financing Receivables with Allowances Collectively Evaluated	¥357,485	¥118,715	¥476,200
Financing Receivables with Allowances Individually Evaluated	75,225	—	75,225

Total amount of Financing Receivables	¥432,710	¥118,715	¥551,425

Credit Quality Indicators

The companies engaged in businesses with corporate customers (“corporate businesses”) assess and monitor financing receivables every quarter by classifying the receivables into two categories, performing financing receivables and nonperforming financing receivables. Certain receivables are classified as nonperforming financing receivables in accordance with an internal guideline for managing receivables. Receivables from counterparties that meet the following conditions are classified as nonperforming financing receivables.

1)	Counterparties who have filed a petition for liquidation, adjustments, rehabilitation or reorganization under the Bankruptcy Act.

2)	Counterparties experiencing suspension or discontinuance of business, as well as those who have found it impossible or extremely difficult to fulfill their payments or deliveries, due to deficits in equity or insolvency for a considerable period without prospects for business improvement, also those who have suffered from tremendous losses due to natural disasters, sudden changes of economic conditions, or similar catastrophes.

3)	Counterparties whose debts have not been collected for more than one year since the original due date.

Companies engaged in financial business with retail customers (“retail finance business”) assess and monitor financing receivables every quarter by dates past due.

The amounts of recorded investments of financing receivables of the companies engaged in corporate businesses classified by Credit Quality Indicators were as follows. As for the financing receivables of the companies engaged in the retail finance business, please refer to the table of Financing Receivables by Dates Past Due.

Corporate Businesses

	Millions of Yen
	Mineral Resources & Energy	Global Marketing Networks	Consumer Service	Infrastructure Projects	Others	Total
Performing	¥47,240	¥37,245	¥11,903	¥214,721	¥69,071	¥380,180
Nonperforming	5,242	14,173	10,130	9,386	13,599	52,530

Total	¥52,482	¥51,418	¥22,033	¥224,107	¥82,670	¥432,710

Notes: Corporate Businesses are classified into following business areas.

Mineral Resources & Energy Business Area: Mineral & Metal Resources, Energy

Global Marketing Networks Business Area: Iron & Steel Products, Motor Vehicles, Chemical

Consumer Service Business Area: Foods & Retail, Consumer Service & IT, Financial Markets

Infrastructure Projects Business Area: Infrastructure Projects, Marine & Aerospace, Transportation Logistics

Financing Receivables by Dates Past Due

The amounts of recorded investments of financing receivables classified by dates past due as of December 31, 2010 were as follows:

Corporate Businesses

	Millions of Yen
	Mineral Resources & Energy	Global Marketing Networks	Consumer Service	Infrastructure Projects	Others	Total
Less than 90 days	¥45,152	¥41,487	¥12,903	¥213,429	¥72,342	¥385,316
90 days or more	7,330	9,933	9,125	10,678	10,328	47,394

Total	¥52,482	¥51,420	¥22,031	¥224,107	¥82,670	¥432,710
90 days or more past due and accruing	¥—	¥—	¥—	¥622	¥—	¥622

Retail Finance Business

Millions of Yen
Less than 30 days	¥110,387
30-89 days past due	2,818
90-179 days past due	2,209
180-359 days past due	2,368
360 days or more past due	933

Total	¥118,715

Notes: The recorded investment of financing receivables of 90 days or more past due and accruing were considered minor.

Impaired Financing Receivables

The amounts of recorded investments of the impaired financing receivables as of December 31, 2010 were as follows.

As for the companies engaged in retail finance business, the amount of the unpaid principals and the recorded investments of the impaired financing receivables were considered minor.

	Millions of Yen
	Mineral Resources & Energy		Global Marketing Networks		Consumer Service		Infrastructure Projects		Others		Total
	Receivable	Allowance	Receivable	Allowance	Receivable	Allowance	Receivable	Allowance	Receivable	Allowance	Receivable	Allowance
Without an allowance for credit losses	¥23,205	4,030	¥13,385	11,725	¥10,993	9,814	¥11,550	8,497	¥16,092	9,420	¥75,225	43,486
With an allowance for credit losses	100	—	962	—	183	—	105	—	1,537	—	¥2,887	—

Total	¥23,305	4,030	¥14,347	11,725	¥11,176	9,814	¥11,655	8,497	¥17,629	9,420	¥78,112	43,486

Note: Unpaid principals and recorded investments of the impaired financing receivables are equal.

Financing Receivables on nonaccrual status

The amounts of the recorded investments of financing receivables on nonaccrual status at the end of December 31, 2010 were as follows. As for companies engaged in corporate businesses, interest earnings of impaired financing receivables are basically recognized on cash-basis. As for companies engaged in retail finance business, interest earnings are recognized on cash-basis after a specified period without payment of interest. The companies resume the accrual of interest earnings only after the full amount of contractually outstanding interest has been collected over a specified period.

Millions of Yen
Corporate Businesses						Retail Finance Business
Mineral Resources & Energy	Global Marketing Networks	Consumer Service	Infrastructure Projects	Others	Total
¥ 5,290	¥14,347	¥11,176	¥21,282	¥17,629	¥69,724	¥6,277

6. PLEDGED ASSETS AND FINANCIAL ASSETS ACCEPTED AS COLLATERAL

Pledged assets

At December 31, 2010 and March 31, 2010, the following assets (exclusive of assets covered by trust receipts discussed below) were pledged as collateral for certain liabilities of the companies:

	Millions of Yen
	December 31, 2010	March 31, 2010
Trade receivables (current and non-current)	¥80,999	¥92,004
Inventories	7,218	2,927
Investments	163,807	217,672
Property leased to others (net book value)	36,599	44,457
Property and equipment (net book value)	41,131	23,761
Other	13,576	9,079

Total	¥343,330	¥389,900

The distribution of such collateral among short-term debt, long-term debt, and financial guarantees and other was as follows:

	Millions of Yen
	December 31, 2010	March 31, 2010
Short-term debt	¥12,941	¥15,311
Long-term debt	147,942	145,693
Financial guarantees and other	182,447	228,896

Total	¥343,330	¥389,900

Trust receipts issued under customary import financing arrangements (short-term bank loans and bank acceptances) give banks a security interest in the merchandise imported and/or the accounts receivable resulting from the sale of such merchandise. Because of the companies’ large volume of import transactions, it is not practicable to determine the total amount of assets covered by outstanding trust receipts.

In addition to the above, the Company has bank borrowings under certain provisions of loan agreements which require the Company, upon the request of the bank, to immediately provide collateral, which is not originally identified in the loan agreements.

Financial assets accepted as collateral

At December 31, 2010 and March 31, 2010, the fair values of financial assets that the companies accepted as security for trade receivables and that they are permitted to sell or repledge consisted of the following:

	Millions of Yen
	December 31, 2010	March 31, 2010
Bank deposits	¥796	¥899
Trade receivables—accounts	1,626	608
Stocks and bonds	4,790	4,906

There were no financial assets repledged or accepted as collateral under security repurchase agreements at December 31, 2010 and March 31, 2010.

7. PENSION COSTS AND SEVERANCE INDEMNITIES

Net periodic pension costs of the companies’ defined benefit pension plans for the nine-month and three-month periods ended December 31, 2010 and 2009 included the following components:

	Millions of Yen	Millions of Yen
	Nine-month period ended December 31, 2010	Nine-month period ended December 31, 2009
Service cost—benefits earned during the period	¥6,776	¥6,549
Interest cost on projected benefit obligation	4,807	4,749
Expected return on plan assets	(5,999)	(5,887)
Amortization of prior service cost	243	(6)
Amortization of net actuarial loss	5,598	9,544
Curtailment gain	(9)	—

Net periodic pension costs	¥11,416	¥14,949

	Millions of Yen	Millions of Yen
	Three-month period ended December 31, 2010	Three-month period ended December 31, 2009
Service cost—benefits earned during the period	¥1,879	¥2,050
Interest cost on projected benefit obligation	1,634	1,593
Expected return on plan assets	(1,991)	(1,955)
Amortization of prior service cost	172	10
Amortization of net actuarial loss	1,833	3,184
Curtailment gain	(3)	—

Net periodic pension costs	¥3,524	¥4,882

8. EQUITY

Equity transactions with noncontrolling interest shareholders

During the Nine-month periods ended December 31, 2010 and 2009, changes in noncontrolling interests due to equity transactions with noncontrolling interest shareholders were as follows:

	Millions of Yen
	Nine-month period ended
	December 31, 2010	December 31, 2009
Increase in noncontrolling interests due to transfers of Mitsui & Co., Ltd’s ownership interests in its subsidiaries to noncontrolling interests, and contributions from noncontrolling interest shareholders	¥8,566	¥5,666
Decrease in noncontrolling interests due to transfers of ownership interests in Mitsui & Co., Ltd’s subsidiaries from noncontrolling interests	(314)	(4,447)

Increase of a noncontrolling interest due to the consolidation of a subsidiary

During the nine-month period ended December 31, 2010, ¥12,602 million of a noncontrolling interest was recorded in equity transactions with noncontrolling interest shareholders and other in the Statements of Changes in Consolidated Equity, as a result of the consolidation of MT Falcon Holdings Company S.A.P.I. de C.V. (“MT Falcon”), with the Company acquiring a 70% ownership interest. See Note 2, “BUSINESS COMBINATIONS,” for further information regarding MT Falcon’s acquisition of gas-fired power business.

Gains recorded due to the deconsolidation of subsidiaries

During the nine-month period ended December 31, 2010, the companies deconsolidated certain subsidiaries mainly due to the merger of a subsidiary with a third party and the sale of the entire interest in another subsidiary to a third party, and through these transactions recognized a net pre-tax gain of ¥536 million. This net gain was included in gains on sales of securities—net in the Statements of Consolidated Income. Of the net total of ¥536 million, a gain of ¥1,554 million was recorded as a result of the remeasurement of the retained investments in the former subsidiaries to their fair values using principally a discounted cash flow model. The retained investments are accounted for under the equity method because the companies maintain significant influence over them primarily through representation on their boards of directors.

9. NET INCOME ATTRIBUTABLE TO MITSUI & CO., LTD. PER SHARE

The following is a reconciliation of basic net income attributable to Mitsui & Co., Ltd. per share to diluted net income attributable to Mitsui & Co., Ltd. per share for the nine-month and three-month periods ended December 31, 2010 and 2009:

	Nine-Month Period Ended December 31, 2010			Nine-Month Period Ended December 31, 2009
	Net income (numerator)	Shares (denominator)	Per share amount	Net income (numerator)	Shares (denominator)	Per share amount
	Millions of Yen	In Thousands	Yen	Millions of Yen	In Thousands	Yen
Basic Net Income Attributable to Mitsui & Co., Ltd. per Share:
Income from continuing operations	¥275,822	1,824,716	¥151.16	¥93,512	1,822,685	¥51.31
Loss from discontinued operations—net (after income tax effect)	—	—	—	(491)	1,822,685	(0.27)
Net income	275,822	1,824,716	151.16	93,021	1,822,685	51.04

Effect of Dilutive Securities:
Adjustment of effect of dilutive securities of associated companies	(1)	—		(2)	—

Diluted Net Income Attributable to Mitsui & Co., Ltd. per Share:
Income from continuing operations	275,821	1,824,716	151.16	93,510	1,822,685	51.30
Loss from discontinued operations—net (after income tax effect)	—	—	—	(491)	1,822,685	(0.27)
Net income after effect of dilutive securities	¥275,821	1,824,716	¥151.16	¥93,019	1,822,685	¥51.03

	Three-Month Period Ended December 31, 2010			Three-Month Period Ended December 31, 2009
	Net income (numerator)	Shares (denominator)	Per share amount	Net income (numerator)	Shares (denominator)	Per share amount
	Millions of Yen	In Thousands	Yen	Millions of Yen	In Thousands	Yen
Basic Net Income Attributable to Mitsui & Co., Ltd. per Share:
Income from continuing operations	¥92,588	1,824,668	¥50.74	¥20,001	1,824,831	¥10.96
Income from discontinued operations—net (after income tax effect)	—	—	—	185	1,824,831	0.10
Net income	92,588	1,824,668	50.74	20,186	1,824,831	11.06

Effect of Dilutive Securities:
Adjustment of effect of dilutive securities of associated companies	0	—		(1)	—

Diluted Net Income Attributable to Mitsui & Co., Ltd. per Share:
Income from continuing operations	92,588	1,824,668	50.74	20,000	1,824,831	10.96
Income from discontinued operations—net (after income tax effect)	—	—	—	185	1,824,831	0.10
Net income after effect of dilutive securities	¥92,588	1,824,668	¥50.74	¥20,185	1,824,831	¥11.06

10. SEGMENT INFORMATION

	Millions of Yen
Nine-month period ended December 31, 2010:	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Revenues	¥122,996	¥352,929	¥202,557	¥594,520	¥1,009,370	¥442,619	¥106,168	¥54,434

Gross profit	¥29,968	¥136,715	¥68,728	¥47,929	¥152,376	¥56,814	¥35,013	¥28,600

Operating income (loss)	¥6,747	¥123,554	¥5,635	¥13,242	¥106,351	¥8,589	¥(7,988)	¥6,869

Equity in earnings of associated companies—net	¥3,209	¥84,518	¥21,850	¥3,221	¥35,109	¥3,229	¥3,879	¥8,136

Net income attributable to Mitsui & Co., Ltd.	¥6,086	¥124,066	¥15,738	¥8,113	¥94,266	¥3,940	¥644	¥3,581

Total assets at December 31, 2010	¥486,706	¥1,023,579	¥1,447,508	¥628,057	¥1,515,870	¥700,860	¥502,639	¥387,469

Investments in and advances to associated companies at December 31, 2010	¥24,748	¥472,474	¥308,247	¥60,838	¥152,743	¥82,640	¥107,819	¥69,780

Depreciation and amortization	¥2,016	¥9,453	¥9,367	¥5,311	¥60,674	¥5,340	¥3,693	¥3,373

Additions to property leased to others and property and equipment	¥608	¥31,189	¥34,624	¥10,469	¥117,676	¥5,776	¥1,420	¥6,440

	Millions of Yen
Nine-month period ended December 31, 2010:	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Revenues	¥287,594	¥108,357	¥90,692	¥3,372,236	¥1,539	¥(2)	¥3,373,773

Gross profit	¥58,274	¥14,940	¥23,153	¥652,510	¥666	¥207	¥653,383

Operating income (loss)	¥19,260	¥1,841	¥3,962	¥288,062	¥(3,973)	¥(35,517)	¥248,572

Equity in earnings of associated companies—net	¥4,830	¥112	¥2,778	¥170,871	—	¥652	¥171,523

Net income attributable to Mitsui & Co., Ltd.	¥12,543	¥351	¥33,704	¥303,032	¥3,214	¥(30,424)	¥275,822

Total assets at December 31, 2010	¥403,399	¥107,003	¥382,094	¥7,585,184	¥2,715,907	¥(1,715,228)	¥8,585,863

Investments in and advances to associated companies at December 31, 2010	¥19,659	¥3,192	¥123,535	¥1,425,675	¥990	¥42,243	¥1,468,908

Depreciation and amortization	¥4,270	¥562	¥500	¥104,559	¥448	¥6,392	¥111,399

Additions to property leased to others and property and equipment	¥9,559	¥1,718	¥590	¥220,069	¥156	¥5,798	¥226,023

	Millions of Yen
Nine-month period ended December 31, 2009 (As Restated):	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Revenues	¥77,377	¥205,765	¥169,283	¥582,819	¥903,957	¥398,749	¥122,449	¥53,219

Gross profit	¥24,715	¥51,805	¥65,788	¥49,601	¥105,924	¥64,334	¥39,792	¥29,022

Operating income (loss)	¥(297)	¥40,178	¥6,304	¥11,419	¥63,497	¥17,343	¥(7,663)	¥6,563

Equity in earnings (losses) of associated companies—net	¥3,112	¥25,624	¥25,566	¥1,118	¥23,909	¥6,390	¥(3,341)	¥3,724

Net income (loss) attributable to Mitsui & Co., Ltd.	¥2,017	¥46,301	¥9,961	¥6,557	¥52,098	¥(2,843)	¥(4,940)	¥368

Total assets at December 31, 2009	¥474,835	¥874,066	¥1,320,524	¥587,853	¥1,554,176	¥665,845	¥499,660	¥409,936

Investments in and advances to associated companies at December 31, 2009	¥23,862	¥446,127	¥310,033	¥27,702	¥158,960	¥86,676	¥102,496	¥55,472

Depreciation and amortization	¥2,234	¥7,516	¥6,959	¥6,762	¥57,771	¥4,431	¥4,068	¥2,682

Additions to property leased to others and property and equipment	¥1,725	¥31,405	¥33,037	¥6,839	¥60,568	¥4,723	¥2,833	¥1,387

Total trading transactions:	¥721,201	¥400,772	¥744,713	¥1,209,624	¥1,180,720	¥1,381,139	¥303,193	¥100,160

	Millions of Yen
Nine-month period ended December 31, 2009 (As Restated):	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Revenues	¥338,520	¥75,623	¥61,742	¥2,989,503	¥2,203	¥(9,257)	¥2,982,449

Gross profit	¥57,494	¥11,591	¥20,097	¥520,163	¥346	¥132	¥520,641

Operating income (loss)	¥13,647	¥(4,151)	¥2,130	¥148,970	¥(3,493)	¥(31,125)	¥114,352

Equity in earnings (losses) of associated companies—net	¥1,839	¥855	¥2,692	¥91,488	—	¥122	¥91,610

Net income (loss) attributable to Mitsui & Co., Ltd.	¥(6,467)	¥(3,853)	¥19,097	¥118,296	¥310	¥(25,585)	¥93,021

Total assets at December 31, 2009	¥461,362	¥143,002	¥286,681	¥7,277,940	¥2,806,334	¥(1,677,583)	¥8,406,691

Investments in and advances to associated companies at December 31, 2009	¥30,606	¥13,972	¥91,477	¥1,347,383	¥526	¥27,192	¥1,375,101

Depreciation and amortization	¥6,668	¥735	¥476	¥100,302	¥436	¥4,115	¥104,853

Additions to property leased to others and property and equipment	¥8,510	¥577	¥445	¥152,049	¥327	¥6,370	¥158,746

Total trading transactions:	¥381,260	¥296,798	¥293,437	¥7,013,017	¥2,203	¥(9,536)	¥7,005,684

	Millions of Yen
Three-month period ended December 31, 2010:	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Revenues	¥41,278	¥128,441	¥78,370	¥207,914	¥341,595	¥159,357	¥32,616	¥16,937

Gross profit	¥10,058	¥46,199	¥24,468	¥16,102	¥48,806	¥19,702	¥10,630	¥7,037

Operating income (loss)	¥2,538	¥41,981	¥3,043	¥5,152	¥33,053	¥3,595	¥(3,246)	¥278

Equity in earnings of associated companies—net	¥1,243	¥38,362	¥8,323	¥1,313	¥12,994	¥1,683	¥2,168	¥1,924

Net income (loss) attributable to Mitsui & Co., Ltd.	¥2,157	¥46,933	¥6,138	¥3,287	¥29,410	¥1,032	¥(839)	¥249

Total assets at December 31, 2010	¥486,706	¥1,023,579	¥1,447,508	¥628,057	¥1,515,870	¥700,860	¥502,639	¥387,469

Investments in and advances to associated companies at December 31, 2010	¥24,748	¥472,474	¥308,247	¥60,838	¥152,743	¥82,640	¥107,819	¥69,780

Depreciation and amortization	¥674	¥3,483	¥4,260	¥1,780	¥22,995	¥1,932	¥1,265	¥1,672

Additions to property leased to others and property and equipment	¥242	¥9,347	¥10,561	¥2,180	¥40,899	¥1,608	¥395	¥400

	Millions of Yen
Three-month period ended December 31, 2010:	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Revenues	¥97,112	¥34,969	¥30,222	¥1,168,811	¥637	¥(2)	¥1,169,446

Gross profit	¥20,068	¥4,324	¥7,990	¥215,384	¥268	¥(91)	¥215,561

Operating income (loss)	¥4,248	¥(50)	¥1,346	¥91,938	¥(1,245)	¥(11,946)	¥78,747

Equity in earnings of associated companies—net	¥1,964	¥66	¥1,364	¥71,404	—	¥166	¥71,570

Net income (loss) attributable to Mitsui & Co., Ltd.	¥2,750	¥(296)	¥11,707	¥102,528	¥1,117	¥(11,057)	¥92,588

Total assets at December 31, 2010	¥403,399	¥107,003	¥382,094	¥7,585,184	¥2,715,907	¥(1,715,228)	¥8,585,863

Investments in and advances to associated companies at December 31, 2010	¥19,659	¥3,192	¥123,535	¥1,425,675	¥990	¥42,243	¥1,468,908

Depreciation and amortization	¥1,420	¥139	¥131	¥39,751	¥169	¥1,664	¥41,584

Additions to property leased to others and property and equipment	¥1,847	¥785	¥140	¥68,404	¥67	¥1,406	¥69,877

	Millions of Yen
Three-month period ended December 31, 2009 (As Restated):	Iron & Steel Products	Mineral & Metal Resources	Machinery & Infrastructure Projects	Chemical	Energy	Foods & Retail	Consumer Service & IT	Logistics & Financial Markets
Revenues	¥23,509	¥74,219	¥57,182	¥179,334	¥306,252	¥128,269	¥39,924	¥11,404

Gross profit	¥7,860	¥19,562	¥21,695	¥15,855	¥39,435	¥21,874	¥13,335	¥4,283

Operating income (loss)	¥264	¥15,703	¥1,421	¥2,965	¥25,021	¥5,716	¥(1,229)	¥(4,089)

Equity in earnings of associated companies—net	¥1,380	¥11,166	¥7,159	¥1,034	¥9,025	¥1,521	¥570	¥1,065

Net income (loss) attributable to Mitsui & Co., Ltd.	¥475	¥14,503	¥(9,852)	¥1,368	¥21,114	¥3,653	¥480	¥(705)

Total assets at December 31, 2009	¥474,835	¥874,066	¥1,320,524	¥587,853	¥1,554,176	¥665,845	¥499,660	¥409,936

Investments in and advances to associated companies at December 31, 2009	¥23,862	¥446,127	¥310,033	¥27,702	¥158,960	¥86,676	¥102,496	¥55,472

Depreciation and amortization	¥762	¥2,687	¥2,386	¥3,127	¥20,236	¥1,464	¥1,496	¥877

Additions to property leased to others and property and equipment	¥605	¥13,923	¥14,366	¥2,383	¥32,435	¥1,957	¥934	¥508

Total trading transactions:	¥255,892	¥143,734	¥251,288	¥404,799	¥447,539	¥471,795	¥100,967	¥25,423

	Millions of Yen
Three-month period ended December 31, 2009 (As Restated):	Americas	Europe, the Middle East and Africa	Asia Pacific	Total	All Other	Adjustments and Eliminations	Consolidated Total
Revenues	¥117,341	¥26,898	¥19,442	¥983,774	¥962	¥(3,446)	¥981,290

Gross profit	¥21,923	¥3,862	¥6,603	¥176,287	¥(5)	¥(169)	¥176,113

Operating income (loss)	¥7,539	¥(988)	¥177	¥52,500	¥(1,061)	¥(13,080)	¥38,359

Equity in earnings of associated companies—net	¥1,755	¥230	¥712	¥35,617	—	¥(21)	¥35,596

Net income (loss) attributable to Mitsui & Co., Ltd.	¥(879)	¥(2,815)	¥5,603	¥32,945	¥(834)	¥(11,925)	¥20,186

Total assets at December 31, 2009	¥461,362	¥143,002	¥286,681	¥7,277,940	¥2,806,334	¥(1,677,583)	¥8,406,691

Investments in and advances to associated companies at December 31, 2009	¥30,606	¥13,972	¥91,477	¥1,347,383	¥526	¥27,192	¥1,375,101

Depreciation and amortization	¥2,174	¥282	¥145	¥35,636	¥117	¥1,416	¥37,169

Additions to property leased to others and property and equipment	¥2,552	¥167	¥76	¥69,906	¥124	¥1,428	¥71,458

Total trading transactions:	¥133,965	¥83,209	¥101,822	¥2,420,433	¥962	¥(3,443)	¥2,417,952

Notes:

(1)	The figures for the nine-month period ended December 31, 2009 and the figures for the three-month period ended December 31, 2009 relating to discontinued operations have been reclassified. The reclassification to “Loss from Discontinued Operations—Net (After Income Tax Effect)” is included in “Adjustments and Eliminations.”
(2)	“All Other” includes business activities which primarily provide services, such as financing services and operations services to external customers and/or to the companies and associated companies. Total assets of “All Other” at December 31, 2010 and 2009 consisted primarily of cash and cash equivalents and time deposits related to financing activities, and assets of certain subsidiaries related to the above services.
(3)	Net loss attributable to Mitsui & Co., Ltd. of “Adjustments and Eliminations” includes income and expense items that are not allocated to specific reportable operating segments, such as certain expenses of the corporate departments, and eliminations of intersegment transactions. Net loss attributable to Mitsui & Co., Ltd. of “Adjustments and Eliminations” for the nine-month period ended December 31, 2010 includes (a) ¥16,155 million in general and administrative expenses of the corporate departments excluding pension costs, (b) a charge of ¥5,046 million for pension related items, and (c) ¥8,706 million related to tax items including adjustments of difference between actual tax rate and intercompany tax rate (all amounts are after income tax effects).

Net loss attributable to Mitsui & Co., Ltd. of “Adjustments and Eliminations” for the nine-month period ended December 31, 2009 includes (a) ¥14,627 million in general and administrative expenses of the corporate departments excluding pension costs, (b) a charge of ¥4,943 million for pension related items, and (c) ¥8,371 million related to tax items including adjustments of difference between actual tax rate and intercompany tax rate (all amounts are after income tax effects).

Net loss attributable to Mitsui & Co., Ltd. of “Adjustments and Eliminations” for the three-month period ended December 31, 2010 includes (a) ¥5,013 million in general and administrative expenses of the corporate departments excluding pension costs, (b) a charge of ¥1,700 million for pension related items, and (c) ¥2,934 million related to tax items including adjustments of difference between actual tax rate and intercompany tax rate (all amounts are after income tax effects).

Net loss attributable to Mitsui & Co., Ltd. of “Adjustments and Eliminations” for the three-month period ended December 31, 2009 includes (a) ¥5,679 million in general and administrative expenses of the corporate departments excluding pension costs, (b) a charge of ¥1,696 million for pension related items, and (c) ¥5,290 million related to tax items including adjustments of difference between actual tax rate and intercompany tax rate (all amounts are after income tax effects).

(4)	Transfers between operating segments are made at cost plus a markup.
(5)	During the three-month period ended September 30, 2010, Westport Petroleum, Inc., which was formerly operating under ‘‘Americas’’ segment, was transferred to ‘‘Energy’’ segment with the aim to optimize global oil trading/marketing strategy. In accordance with this change, the operating segment information for the nine-month and the three-month periods ended December 31, 2009 have been restated to conform to the current period presentation.
(6)	During the three-month period ended June 30, 2010, revenues were newly included in the measure of segments’ performance reviewed by the chief operating decision maker. Therefore revenues of the operating segments are disclosed in the operating segment information instead of total trading transactions. In accordance with this change, revenues are added to the operating segment information for the nine-month and the three-month periods ended December 31, 2009 to ensure comparability.
(7)	Operating income (loss) reflects the companies’ (a) gross profit, (b) selling, general and administrative expenses, and (c) provision for doubtful receivables, as presented in the Statements of Consolidated Income.
(8)	During the year ended March 31, 2010, the companies changed the reporting of total trading transactions for transactions where the Company and certain subsidiaries serve as an agent, and not as a contracting party, from gross amounts, which included transaction volume exchanged between the contracting parties and commissions earned as an agent; to net amounts, which include only commissions. In accordance with this change, the operating segment information for the nine-month and the three-month periods ended December 31, 2009 have been reclassified.

11. INCOME TAXES

The effective tax rates were 67.2% and 146.1% for the three-month periods ended December 31, 2010 and 2009, respectively. The decrease in the effective tax rate was mostly due to the decrease in the ratio of income tax effect recorded for equity in earnings of associated companies and establishment of valuation allowances for the deferred tax assets against “Income from Continuing Operations before Income Taxes and Equity in Earnings”.

12. CONTINGENT LIABILITIES

I. GUARANTEES

The table below summarizes the companies’ guarantees as defined in ASC460, “Guarantees,” at December 31 and March 31, 2010. The maximum potential amount of future payments represents the amounts without consideration of possible recoveries under recourse provisions or from collateral held or pledged that the companies could be obliged to pay if there were defaults by guaranteed parties or there were changes in an underlying which would cause triggering events under market value guarantees and indemnification contracts. Such amounts bear no relationship to the anticipated losses on these guarantees and indemnifications, and, in the aggregate, they greatly exceed anticipated losses.

The companies evaluate risks involved for each guarantee in an internal screening procedure before issuing a guaranty and regularly monitor outstanding positions and record adequate allowance to cover losses expected from probable performance under these agreements. The companies believe that the likelihood to perform guarantees which would materially affect the consolidated financial position, results of operations, or cash flows of the companies is remote at December 31, 2010.

	Millions of Yen
	Amount outstanding	Recourse provisions/ collateral	Maximum potential amount of future payments	Carrying amount of liabilities	Expire no later than
December 31, 2010:
Type of guarantees:
Credit guarantees:
Guarantees for third parties	¥133,305	¥25,454	¥165,641	¥553	2045
Guarantees for associated companies	113,956	6,461	136,119	4,136	2036
Guarantees to financial institutions for employees’ housing loans	4,696	—	4,696	—	2035

Total	¥251,957	¥31,915	¥306,456	¥4,689

Market value guarantees:
Obligation to repurchase bills of exchange	¥55,461	¥51,879	¥55,461	—	2011
Residual value guarantees of leased assets	7,936	—	7,936	—	2015

Total	¥63,397	¥51,879	¥63,397	—

Derivative instruments	¥7,923	—	¥7,923	¥186

	Millions of Yen
	Amount outstanding	Recourse provisions/ collateral	Maximum potential amount of future payments	Carrying amount of liabilities	Expire no later than
March 31, 2010:
Type of guarantees:
Credit guarantees:
Guarantees for third parties	¥161,658	¥29,781	¥190,782	¥893	2042
Guarantees for associated companies	86,764	8,596	128,949	4,719	2045
Guarantees to financial institutions for employees’ housing loans	5,382	—	5,382	—	2035

Total	¥253,804	¥38,377	¥325,113	¥5,612

Market value guarantees:
Obligation to repurchase bills of exchange	¥56,910	¥53,516	¥56,910	—	2010
Minimum purchase price guarantees	8,177	—	8,177	¥224	2014
Residual value guarantees of leased assets	8,976	—	8,976	—	2015

Total	¥74,063	¥53,516	¥74,063	¥224

Derivative instruments	¥12,065	—	¥12,065	¥420

(1) Credit guarantees

The companies provide various types of guarantees to the benefit of third parties and related parties principally to enhance their credit standings, and would be required to execute payments if a guaranteed party failed to fulfill its obligation with respect to a borrowing, trade payable or contractual performance.

Categories of credit guarantees are as follows:

Guarantees for third parties

The companies guarantee, severally or jointly with others, indebtedness of certain customers and suppliers in the furtherance of their trading activities. Most of these guarantees outstanding at December 31, and March 31, 2010, will expire within 2013 and 2012, respectively.

Guarantees for associated companies

The companies, severally or jointly with others, issue guarantees for associated companies for the purpose of furtherance of their trading activities and credit enhancement of associated companies. Main items of these guarantees are contractual performance guarantees which guarantee Toyo Engineering Corporation regarding plant construction contracts executed under the name of the guaranteed party in Southeast Asia. In the case that Toyo Engineering Corporation failed to fulfill the contractual obligation, the project owners would execute the performance guarantees to claim compensation for damages to the companies. Most of these guarantees outstanding at December 31 and March 31, 2010, will expire within 2020 and 2022, respectively.

Guarantees to financial institutions for employees’ housing loans

As a part of its employee benefits program, the Company issues guarantees to financial institutions for employees’ housing loans. The maximum duration of the guarantees is 25 years. The Company obtains a mortgage on the employees’ assets, if necessary.

(2) Market value guarantees

Obligation to repurchase bills of exchange

In connection with export transactions, the Company issues bills of exchange, some of which are discounted by its negotiating banks. If a customer fails to fulfill its obligation with respect to the bills, the Company would be obligated to repurchase the bills based on the banking transaction agreement. The maximum potential amount of future payments is represented by the aggregate par value of the bills discounted by the banks, and the recourse provisions and collateral are represented by the amount backed by letters of credit from the issuing banks of the customers. Most of these obligations outstanding will be extinguished within 1 year.

Minimum purchase price guarantees

To support financing activities of a partner of the joint venture which owns interests in oil & gas producing fields, a subsidiary has committed to bid a certain amount in the sale of the partner’s stock by the bank which provides financing for the partner if the partner defaults. The Company provides marketing services of aircraft for domestic and overseas airline companies and as a part of such businesses, the Company issues market value guarantees on the aircraft for certain customers.

At June 30, 2010, the commitment for a certain subsidiary to bid a certain amount in the sale of the stock of the partner which owns interests in oil & gas producing fields was discharged. Meanwhile, the obligation for the Company to purchase the aircraft for a certain amount was extinguished as well. No minimum purchase price guarantee is recorded at December 31, 2010.

Residual Value guarantees of leased assets

As lessees in operating lease contracts, a subsidiary has issued residual value guarantees on the leased locomotives. On the date of expiration of the major part of the operating lease contracts, in case of sales of those leased locomotives to the third party, the subsidiary will be responsible for making up any shortfall between the actual sales price and the guaranteed price for sales of those leased locomotives to the third party. Most of these guarantees outstanding at December 31 and March 31, 2010, will expire within 5 years.

(3) Derivative instruments

Certain derivative contracts, including written put options and credit default swaps, meet the accounting definition of guarantees under ASC460, “Guarantees,” when it is probable that the counterparties have underlying assets or liabilities related to the derivative contracts.

The companies consider the business relationship with counterparties and other circumstances in deciding whether it is probable that the counterparties have underlying assets or liabilities, and did not include the derivative contracts with certain financial institutions and traders.

ASC460, “Guarantees,” does not require disclosure about derivative contracts if such contracts permit or require net settlement and the companies have no basis for concluding that it is probable that the counterparties have underlying assets or liabilities.

The companies have written put options as a part of various derivative transactions related to energy, non-ferrous metals, precious metals and grain. The aggregation of notional amounts computed based on the strike prices and quantities of written options are disclosed as the total amount outstanding and the maximum potential amount of future payments. The carrying amount of liabilities is represented by the fair value of such written options recorded in the consolidated balance sheet. Most of these put options will expire within 1 year.

The companies manage the market and credit risks on these derivative instruments by monitoring fair values against loss limits and credit lines, and generally the maximum potential amount of future payments as stated above greatly overstates the companies’ exposure to market and credit risks.

(4) Indemnification contracts

Indemnification for cargo delivery

The companies have issued Discharging Letters of Indemnification (“DLOI”) to shipping companies for international trading activities. The maximum potential amount of future payments can not be estimated since the amount to be compensated is not specified in DLOI. No liability is recorded since the companies believe that there is little likelihood of incurring any loss from the DLOI.

Joint obligation under membership agreement in commodity exchanges

The companies are members of major commodity exchanges in Japan and overseas. In connection with these memberships, the companies provide guarantees to the exchanges. Under the membership agreements, if a member becomes unable to satisfy its obligations to the exchange, the other members would be required to meet such shortfall apportioned among the non-defaulting members in a prescribed manner. The companies’ maximum potential amount of future payments related to these joint obligations is not quantifiable. No liability is recorded since the companies believe that there is little likelihood of being required to make any payments under these obligations.

(5) Product warranties

Certain subsidiaries provide warranties, in relation to their sales of products, including residential houses and automobiles, for the performance of such products during specified warranty periods, and they are responsible for repair or payments of compensation against the claims by the customers regarding defects in performance or function. Estimated warranty costs are accrued at the time the products are sold based on the historical claim experiences.

Mitsui Bussan House-Techno, Inc., a 100% subsidiary engaged in the custom-made house building business, exited from the business due to the downturn of the business environment caused by declining demand, however, the companies retained the obligation for the future maintenance service, because Bussan Housing Maintenance Co., Ltd., a 100% subsidiary, assumed the obligation for periodical inspection and maintenance service for a contractual period after the completion.

A tabular reconciliation of changes in the estimated liabilities for product warranties for the nine-month periods ended December 31, 2010 and 2009 are as follows:

	Millions of Yen
	December 31, 2010	December 31, 2009
Balance at the beginning of the period	¥5,762	¥6,534
Payments made in cash or in kind	(408)	(165)
Accrual for warranties issued during the period	495	685
Changes in accrual related to pre-existing warranties	(768)	(1,028)

Balance at the end of the period	¥5,081	¥6,026

II. LITIGATION

See Note 17, “The Oil Spill Incident of a Drilling Rig in the Gulf of Mexico,” for lawsuits on the incident.

Various claims and legal actions are pending against the companies in respect of contractual obligations and other matters arising out of the conduct of the companies’ business. Appropriate provision has been recorded for the estimated loss on claims and legal actions. In the opinion of management, any additional liabilities will not materially affect the consolidated financial position, results of operations, or cash flows of the Company.

13. VARIABLE INTEREST ENTITIES

The companies are involved with VIEs which mainly engage in leasing and financing activities within the Machinery & Infrastructure Projects, Energy and Logistics & Financial Markets Segments.

When evaluating whether the companies are the primary beneficiary of a VIE and must therefore consolidate the VIE, we perform a qualitative analysis that the primary beneficiary of a VIE has both the: (1) power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (2) obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Consolidated Variable Interest Entities

The VIEs that have been consolidated by the companies in accordance with ASC 810 “Consolidation,” are described by group aggregated by similar characteristics of risks and rewards of each VIE as follows.

The companies hold senior investment securities of VIEs whose operations are real estate development (“Real estate development VIEs”) as of December 31 and March 31, 2010. The companies also hold a majority of the voting interests in VIEs, whose primary activity is chartering a vessel under a single-lessee leasing arrangement (“Vessel chartering VIE”), and whose primary activity is providing loans (“Loan VIE”). These VIEs are financed mainly by issuance of stock including preferred securities or borrowings.

The total assets of the Real estate development VIEs as of December 31 and March 31, 2010 are ¥9,546 million and ¥4,863 million, respectively; and the total assets of the Vessel chartering VIE as of December 31 and March 31, 2010 are ¥2,807 million and ¥3,334 million, respectively, and the total assets of the Loan VIE as of December 31 are ¥21,140 million. The Loan VIE has been included in Consolidated Variable Interest Entities since the three-month period ended September 30, 2010.

The consolidated assets are pledged as collateral for the Real estate development VIEs’ long-term debt, and their carrying amounts as of December 31, 2010 are ¥5,054 million. The consolidated assets are classified as real estate for sale, included in inventories in the Consolidated Balance Sheets. The consolidated VIE did not pledge any of its assets as collateral as of March 31, 2010.

In addition, the companies have an agreement with the Real estate development VIE to provide financial support by purchasing additional beneficial interest securities of the VIE if any breach of loan contracts occurs.

The companies did not provide any financial or other support to the VIEs that they were not previously contractually obligated to provide for the nine-month period ended December 31, 2010 and for the year ended March 31, 2010.

The creditors or beneficial interest holders of the consolidated VIEs do not have recourse to the general credit of the companies.

Non-consolidated Variable Interest Entities

The VIEs that are not consolidated because the companies are not the primary beneficiary, but in which the companies have significant variable interests, are described as follows:

The companies are involved with and have significant variable interests in a number of VIEs that have been established to finance crude oil and LNG producing plants and equipment or to finance subordinated debts by providing guarantees or subordinated loans to the VIEs. Those VIEs provide financing for customers located principally in Latin America, Middle East, and Southeast Asia in the form of leases and loans. These entities are financed mainly by bank borrowings and issuance of stock including preferred securities.

The total assets of the VIEs and the companies’ maximum exposure to loss as of December 31, 2010 are ¥1,446,533 million and ¥82,485 million, respectively. The total assets of the VIEs and the companies’ maximum exposure to loss as of March 31, 2010 were ¥1,645,609 million and ¥114,449 million, respectively. The total assets of the VIEs reflect the most current information available to the companies.

The amount of maximum exposure to loss represents a loss that the companies could incur from the variability in value of the leased assets, from financial difficulties of the customers or from other causes without consideration of possible recoveries through insurance and the like. In addition, the amount bears no relation to the loss anticipated to be incurred from the companies’ involvement with the VIEs and is considered to greatly exceed the anticipated loss.

The maximum exposure to loss represents the amounts of investments, advances and guarantees provided by the companies to the VIEs as of December 31 and March 31, 2010.

The companies did not provide any financial or other than support to the VIEs that they were not previously contractually obligated to provide for the nine-month period ended December 31, 2010 and for the year ended March 31, 2010.

14. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The companies are exposed to market risks related to foreign currency exchange rates, interest rates and commodity prices in the ordinary course of business.

In order to offset or reduce these risks, the companies use derivative instruments, such as foreign exchange forward contracts, currency swap agreements, interest rate swap agreements, commodity future, forward, option and swap contracts, to hedge the exposure to changes in the fair value or expected future cash flows of recognized assets and liabilities, unrecognized firm commitments or forecasted transactions. The companies also use non-derivative financial instruments, such as foreign-currency-denominated debt, to hedge the foreign currency exposure in the net investment in a foreign operation.

The notional amounts of the companies’ derivative instruments as of December 31, 2010 and March 31, 2010 were as follows:

	Billions of Yen
	December 31, 2010	March 31, 2010
Foreign exchange contracts	¥1,916	¥2,341
Interest rate contracts	1,595	2,023
Commodity contracts	23,384	23,801
Other contracts	1	4

Total derivative notional amounts	¥26,896	¥28,169

Foreign currency exchange rate risk hedging activities

The companies use derivative instruments, such as foreign exchange forward contracts, currency swap agreements and interest rate and currency swap agreements, to fix the expected future cash flows from foreign-currency-denominated receivables and payables resulting from selling and purchasing activities in currencies other than the local currency and long-term financing transactions as part of the companies’ global operations in many countries. The companies also use non-derivative financial instruments, such as foreign-currency-denominated debt, in order to hedge the foreign currency exposure in the net investment in a foreign operation.

Interest rate risk hedging activities

The companies use interest rate swap agreements and interest rate and currency swap agreements to diversify the sources of fund raising, reduce fund-raising costs, fix the expected future cash flows from long-term financial assets and liabilities with floating interest rates and reduce the exposure to changes in the fair value of long-term financial assets and liabilities with fixed interest rates.

Commodity price risk hedging activities

The companies use derivative instruments, such as commodity future, forward, option and swap contracts, to reduce the exposure to changes in the fair value of inventories and unrecognized firm commitments and to fix the expected future cash flows from forecasted transactions in marketable commodities, such as non-ferrous metals, crude oil and agricultural products.

Risk management policy

The companies have strictly separated the trading sections from the sections that record the results and positions of derivative instruments and are responsible for cash settlement and account confirmation with counterparties. Risk management sections classify the derivative transactions into trading transactions and hedging transactions. The distinction between trading and hedging transactions is strictly managed by confirming the correspondence with the hedged items for transactions for hedging purposes. Furthermore, these risk management sections comprehensively monitor, evaluate and analyze the positions of derivative instruments and report the results periodically to the Company’s executive officers in charge of risk management. Based on these reports, the executive officers assess derivative instruments and the market risks surrounding these instruments, and establish the companies’ risk management policy regarding derivative instruments.

Fair value hedges

Changes in the fair value of derivative instruments designated as hedging the exposure to changes in the fair value of recognized assets or liabilities or unrecognized firm commitments are recorded in earnings together with changes in the fair value of the corresponding hedged items attributable to the hedged risks.

The net gain or loss recognized in earnings representing the amount of the hedges’ ineffectiveness and the component of the derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness were immaterial for the nine-month and three-month periods ended December 31, 2010 and 2009.

The amount of net gain or loss recognized in earnings when a hedged firm commitment no longer qualifies as a fair value hedge was immaterial for the nine-month and three-month periods ended December 31, 2010 and 2009.

The companies include the gain and loss on the hedged items in the same line item as the offsetting loss or gain on the derivative instruments designated as hedging instruments.

The following table presents the gain/(loss) on hedged items and derivative instruments designated and qualifying as a fair value hedge included within the Statements of Consolidated Income for the nine-month and three-month periods ended December 31, 2010 and 2009:

Nine-Month Period Ended December 31, 2010	Millions of Yen
Income statement location	Hedged items	Gain (loss) on hedged items	Hedging instruments	Gain (loss) on hedging instruments
Interest expense	Long-term debt	¥(12,059)	Interest rate contracts and foreign exchange contracts	¥11,899
Other (income) expenses—net	Long-term debt	(5,049)	Foreign exchange contracts	4,896
Cost of products sold	Firm commitments and inventories	1,639	Commodity contracts	(1,640)

Total		¥(15,469)		¥15,155

Nine-Month Period Ended December 31, 2009	Millions of Yen
Income statement location	Hedged items	Gain (loss) on hedged items	Hedging instruments	Gain (loss) on hedging instruments
Interest expense	Long-term debt	¥(11,260)	Interest rate contracts and foreign exchange contracts	¥11,382
Other (income) expenses—net	Long-term debt	(1,631)	Foreign exchange contracts	1,040
Cost of products sold	Firm commitments and inventories	1,154	Commodity contracts	(1,124)

Total		¥(11,737)		¥11,298

Three-Month Period Ended December 31, 2010	Millions of Yen
Income statement location	Hedged items	Gain (loss) on hedged items	Hedging instruments	Gain (loss) on hedging instruments
Interest expense	Long-term debt	¥3,387	Interest rate contracts and foreign exchange contracts	¥(3,446)
Other (income) expenses—net	Long-term debt	92	Foreign exchange contracts	(199)
Cost of products sold	Firm commitments and inventories	1,105	Commodity contracts	(1,105)

Total		¥4,584		¥(4,750)

Three-Month Period Ended December 31, 2009	Millions of Yen
Income statement location	Hedged items	Gain (loss) on hedged items	Hedging instruments	Gain (loss) on hedging instruments
Interest expense	Long-term debt	¥(6,840)	Interest rate contracts and foreign exchange contracts	¥6,943
Other (income) expenses—net	Long-term debt	1,473	Foreign exchange contracts	(3,058)
Cost of products sold	Firm commitments and inventories	1,177	Commodity contracts	(1,178)

Total		¥(4,190)		¥2,707

Cash flow hedges

Changes in the fair value of foreign exchange forward contracts, currency swap agreements and interest rate and currency swap agreements designated as hedging instruments to hedge the exposure to variability in expected future cash flows of recognized assets or liabilities, unrecognized firm commitments and forecasted transactions denominated in foreign currencies are initially recorded as other comprehensive income (“OCI”) to the extent they are effective. The amounts in accumulated other comprehensive income (“AOCI”) are reclassified into earnings when earnings are affected by the hedged items.

Changes in the fair value of interest rate swap agreements designated as hedging instruments to reduce the exposure to variability in expected future cash flows of floating-rate financial assets and liabilities are initially recorded as OCI to the extent they are effective. The amounts in AOCI are reclassified into earnings as interest income and expense when earnings are affected by the hedged items.

Changes in the fair value of commodity forward and swap contracts designated as hedging instruments to hedge the exposure to variability in expected future cash flows of the marketable commodities are initially recorded as OCI to the extent they are effective. The amounts in AOCI are reclassified into earnings as sales of products or cost of products sold when earnings are affected by the hedged transactions.

The ineffective portion of the hedging instruments’ gain or loss and the component of the derivative instruments’ gain or loss excluded from the assessment of hedge effectiveness are reported in earnings immediately. If the hedged forecasted transaction will not occur by the end of the originally specified time period, gain or loss on the hedging instrument reported in AOCI is reclassified into earnings. These amounts were immaterial for the nine-month and three-month periods ended December 31, 2010 and 2009.

The estimated net amount of the existing gains or losses in AOCI at December 31, 2010 that is expected to be reclassified into earnings within the next 12 months is a net gain of ¥1,098 million.

The maximum length of time over which the companies are hedging their exposure to the variability in expected future cash flows for forecasted transactions (excluding those forecasted transactions related to the payment of variable interest on existing financial instruments) is 21 months. Foreign exchange forward contracts are used as hedging instruments for the forecasted transactions.

Hedges of the net investment in a foreign operation

The foreign currency transaction gain or loss on the derivative instrument and the non-derivative financial instrument that are designated as, and are effective as, hedging instruments to hedge the foreign currency exposure of a net investment in a foreign operation are recorded as foreign currency translation adjustments within OCI to the extent they are effective as a hedge.

Derivative instruments for trading purposes and risk management policy

The Company and certain subsidiaries use derivative instruments such as foreign exchange forward contracts, interest rate swap agreements and commodity future, forward, swap and option contracts for trading purposes. The Company’s executive officers in charge of risk management have set strict position and loss limits for these instruments. Independent back and middle offices strictly separated from trading sections (front offices) monitor, evaluate and analyze the position of trading transactions and market risks. Those results are periodically reported to the executive officers. Among others, VaR (Value at Risk: Statistical measure of the potential maximum loss in the fair value of a portfolio resulting from adverse market movements in the underlying risk factors such as foreign currency exchange rates, interest rates and commodity prices, over a defined period, within a certain confidence level) is used to measure the market risks of derivative instruments for trading purposes.

The following table presents the fair value of derivative instruments included within the Consolidated Balance Sheets as of December 31 and March 31, 2010:

Derivative instruments designated as hedging instruments under ASC 815 “Derivatives and Hedging”

	Millions of Yen
	Balance sheet location	December 31, 2010	March 31, 2010	Balance sheet location	December 31, 2010	March 31, 2010
Derivative instruments		Fair value	Fair value		Fair value	Fair value
Foreign exchange contracts	Derivative assets	¥9,424	¥7,053	Derivative liabilities	¥2,896	¥1,964
	Non-current receivables, less unearned interest	18,883	12,026	Other Long-Term Liabilities	4,357	3,544
Interest rate contracts	Derivative assets	1,162	434	Derivative liabilities	421	354
	Non-current receivables, less unearned interest	28,591	27,582	Other Long-Term Liabilities	3,080	4,959
Commodity contracts	Derivative assets	186	966	Derivative liabilities	520	889

Total		¥58,246	¥48,061		¥11,274	¥11,710

Derivative instruments not designated as hedging instruments under ASC 815 “Derivatives and Hedging”
Derivative instruments	Millions of Yen
	Balance sheet location	December 31, 2010	March 31, 2010	Balance sheet location	December 31, 2010	March 31, 2010
		Fair value	Fair value		Fair value	Fair value
Foreign exchange contracts	Derivative assets	¥27,855	¥18,856	Derivative liabilities	¥29,781	¥23,669
	Non-current receivables, less unearned interest	20,794	10,434	Other Long-Term Liabilities	28,908	12,938
Interest rate contracts	Derivative assets	1,667	4,222	Derivative liabilities	913	3,069
	Non-current receivables, less unearned interest	7,761	8,497	Other Long-Term Liabilities	9,526	10,623
Commodity contracts	Derivative assets	702,899	919,170	Derivative liabilities	716,300	919,872
	Non-current receivables, less unearned interest	270,975	465,281	Other Long-Term Liabilities	282,366	481,513
Credit contracts	Derivative assets	—	—	Derivative liabilities	25	—
	Non-current receivables, less unearned interest	—	—	Other Long-Term Liabilities	—	32

Total		¥1,031,951	¥1,426,460		¥1,067,819	¥1,451,716

Non-derivative instruments designated as hedging instruments under ASC 815 “Derivatives and Hedging”

	Millions of Yen
		December 31, 2010	March 31, 2010
Hedging instruments	Balance sheet location	Carrying amount	Carrying amount
Foreign-currency-denominated debt	Current maturities of long-term debt	¥28,696	¥10,770
	Long-term Debt, less Current Maturities	167,906	134,207

Total		¥196,602	¥144,977

The following tables present the amount affecting the Statements of Consolidated Income and other comprehensive income for the nine-month and three-month periods ended December 31, 2010 and 2009:

Derivative instruments in ASC 815 fair value hedging relationships

Nine-Month Period Ended December 31, 2010	Millions of Yen
Derivative instruments	Location of gain (loss) recognized in income of derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	Interest expense	¥104
	Other (income) expenses—net	4,896
Interest rate contracts	Interest expense	11,795
Commodity contracts	Cost of products sold	(1,640)

Total		¥15,155

Nine-Month Period Ended December 31, 2009	Millions of Yen
Derivative instruments	Location of gain (loss) recognized in income of derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	Interest expense	¥789
	Other (income) expenses—net	1,040
Interest rate contracts	Interest expense	10,593
Commodity contracts	Cost of products sold	(1,124)

Total		¥11,298

Three-Month Period Ended December 31, 2010	Millions of Yen
Derivative instruments	Location of gain (loss) recognized in income of derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	Interest expense	¥110
	Other (income) expenses—net	(199)
Interest rate contracts	Interest expense	(3,556)
Commodity contracts	Cost of products sold	(1,105)

Total		¥(4,750)

Three-Month Period Ended December 31, 2009	Millions of Yen
Derivative instruments	Location of gain (loss) recognized in income of derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	Interest expense	¥(256)
	Other (income) expenses—net	(3,058)
Interest rate contracts	Interest expense	7,199
Commodity contracts	Cost of products sold	(1,178)

Total		¥2,707

Derivative instruments in ASC 815 cash flow relationships

	Millions of Yen
Nine-Month Period Ended December 31, 2010	Effective portion			Ineffective portion and amount excluded from effective testing
Derivative instruments	Amount of gain (loss) recognized in OCI on derivative instruments	Location of gain (loss) reclassified from AOCI into income	Amount of gain (loss) reclassified from AOCI into income	Location of gain (loss) recognized in income on derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	¥3,679	Sales of products	¥3,595
		Other (income) expenses—net	(226)
Interest rate contracts	(1,281)	Interest expense	179
Commodity contracts	95	Sales of products	119	Sales of products	¥244
		Cost of products sold	324

Total	¥2,493		¥3,991		¥244

	Millions of Yen
Nine-Month Period Ended December 31, 2009	Effective portion			Ineffective portion and amount excluded from effective testing
Derivative instruments	Amount of gain (loss) recognized in OCI on derivative instruments	Location of gain (loss) reclassified from AOCI into income	Amount of gain (loss) reclassified from AOCI into income	Location of gain (loss) recognized in income on derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	¥8,847	Sales of products	¥9,889
		Other (income) expenses—net	(4,895)
Interest rate contracts	365	Interest expense	(53)
Commodity contracts	(558)	Sales of products	5,263	Sales of products	¥168
		Cost of products sold	(38)

Total	¥8,654		¥10,166		¥168

	Millions of Yen
Three-Month Period Ended December 31, 2010	Effective portion			Ineffective portion and amount excluded from effective testing
Derivative instruments	Amount of gain (loss) recognized in OCI on derivative instruments	Location of gain (loss) reclassified from AOCI into income	Amount of gain (loss) reclassified from AOCI into income	Location of gain (loss) recognized in income on derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	¥4,394	Sales of products	¥4,491
		Other (income) expenses—net	351
Interest rate contracts	127	Interest income	109
		Interest expense	12
Commodity contracts	(78)	Sales of products	54	Sales of products	¥(160)
		Cost of products sold	198

Total	¥4,443		¥5,215		¥(160)

	Millions of Yen
Three-Month Period Ended December 31, 2009	Effective portion			Ineffective portion and amount excluded from effective testing
Derivative instruments	Amount of gain (loss) recognized in OCI on derivative instruments	Location of gain (loss) reclassified from AOCI into income	Amount of gain (loss) reclassified from AOCI into income	Location of gain (loss) recognized in income on derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	¥15	Sales of products	¥4,413
		Other (income) expenses—net	(1,351)
Interest rate contracts	379	Interest expense	206
Commodity contracts	531	Sales of products	970	Sales of products	¥50

Total	¥925		¥4,238		¥50

Derivative instruments and hedging instruments in ASC 815 net investment hedging relationships

	Millions of Yen
Nine-Month Period Ended December 31, 2010	Effective portion			Ineffective portion and amount excluded from effective testing
Derivative instruments	Amount of gain (loss) recognized in OCI on derivative instruments	Location of gain (loss) reclassified from AOCI into income	Amount of gain (loss) reclassified from AOCI into income	Location of gain (loss) recognized in income on derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	¥3,698			Interest expense	¥(162)
				Other (income) expenses—net	584
Foreign-currency-denominated debt	21,475

Total	¥25,173				¥422

	Millions of Yen
Nine-Month Period Ended December 31, 2009	Effective portion			Ineffective portion and amount excluded from effective testing
Derivative instruments	Amount of gain (loss) recognized in OCI on derivative instruments	Location of gain (loss) reclassified from AOCI into income	Amount of gain (loss) reclassified from AOCI into income	Location of gain (loss) recognized in income on derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	¥5,210			Interest expense	¥(218)
Foreign-currency-denominated debt	7,126	Other (income) expenses—net	¥(201)	Other (income) expenses—net	(9)

Total	¥12,336		¥(201)		¥(227)

	Millions of Yen
Three-Month Period Ended December 31, 2010	Effective portion			Ineffective portion and amount excluded from effective testing
Derivative instruments	Amount of gain (loss) recognized in OCI on derivative instruments	Location of gain (loss) reclassified from AOCI into income	Amount of gain (loss) reclassified from AOCI into income	Location of gain (loss) recognized in income on derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	¥(683)			Interest expense	¥(61)
				Other (income) expenses—net	6
Foreign-currency-denominated debt	6,058	Other (income) expenses—net	¥(188)

Total	¥5,375		¥(188)		¥(55)

	Millions of Yen
Three-Month Period Ended December 31, 2009	Effective portion			Ineffective portion and amount excluded from effective testing
Derivative instruments	Amount of gain (loss) recognized in OCI on derivative instruments	Location of gain (loss) reclassified from AOCI into income	Amount of gain (loss) reclassified from AOCI into income	Location of gain (loss) recognized in income on derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	¥456			Interest expense	¥(31)
Foreign-currency-denominated debt	(3,560)			Other (income) expenses—net	323

Total	¥(3,104)				¥292

Derivative instruments not designated as hedging instruments under ASC 815

Nine-Month Period Ended December 31, 2010	Millions of Yen
Derivative instruments	Location of gain (loss) recognized in income of derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	Other sales	¥375
	Cost of products sold	(1,824)
	Other (income) expenses—net	14,906
Interest rate contracts	Other sales	859
	Interest expense	2,344
	Other (income) expenses—net	118
Commodity contracts	Sales of products	(11,274)
	Other sales	17,348
	Cost of products sold	471
	Other (income) expenses—net	(226)

Total		¥23,097

Nine-Month Period Ended December 31, 2009	Millions of Yen
Derivative instruments	Location of gain (loss) recognized in income of derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	Other sales	¥(1,444)
	Cost of products sold	(866)
	Interest income	69
	Interest expense	(339)
	Other (income) expenses—net	(21,547)
Interest rate contracts	Other sales	(287)
	Interest income	570
	Interest expense	1,141
	Other (income) expenses—net	479
Commodity contracts	Sales of products	(15,148)
	Other sales	15,149
	Cost of products sold	(9,776)
Credit contracts	Other (income) expenses—net	(382)

Total		¥(32,381)

Three-Month Period Ended December 31, 2010	Millions of Yen
Derivative instruments	Location of gain (loss) recognized in income of derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	Other sales	¥734
	Cost of products sold	(440)
	Other (income) expenses—net	6,657
Interest rate contracts	Other sales	(75)
	Interest expense	356
	Other (income) expenses—net	215
Commodity contracts	Sales of products	(6,623)
	Other sales	1,440
	Cost of products sold	(2,176)
	Other (income) expenses—net	908

Total		¥996

Three-Month Period Ended December 31, 2009	Millions of Yen
Derivative instruments	Location of gain (loss) recognized in income of derivative instruments	Amount of gain (loss) recognized in income on derivative instruments
Foreign exchange contracts	Other sales	¥(3,126)
	Cost of products sold	(66)
	Interest income	(19)
	Interest expense	(43)
	Other (income) expenses—net	(7,679)
Interest rate contracts	Other sales	1,608
	Interest income	413
	Interest expense	2,798
	Other (income) expenses—net	726
Commodity contracts	Sales of products	(4,065)
	Other sales	2,544
	Cost of products sold	(4,403)
Credit contracts	Other (income) expenses—net	(61)

Total		¥(11,373)

Credit-risk-related contingent features

Certain of the companies’ derivative instruments mainly for commodity future, forward, option and swap contracts contain provisions that require the companies’ debt to maintain a certain credit rating from each of the major credit rating agencies such as Standard & Poor’s Services. If the credit rating of the companies’ debt is to fall below a designated credit rating, it will be in violation of these provisions, and the counterparties to the derivative instruments can request early termination or demand immediate and ongoing overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position on December 31, 2010, was ¥54,604 million (¥18,137 million on the net basis of liability position after offsetting derivative assets against derivative liabilities in accordance with the adoption of ASC 210-20 “Balance Sheet-Offsetting”). We have posted collateral of ¥11,969 million in the normal course of business associated with these contracts. If the credit-risk-related contingent features underlying these agreements were triggered on December 31, 2010, the aggregate fair value of additional assets that would be required to be posted as collateral and/or the aggregate fair value of assets needed to settle the instrument would be ¥6,291 million.

15. FINANCIAL INSTRUMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with the requirements of ASC825-10-50, “Disclosures about Fair Value of Financial Instruments,” the companies have provided the following fair value estimates and information about valuation methodologies.

Quoted market prices, where available, are used to estimate fair values of financial instruments. However, quoted market prices are not available for a substantial portion of the financial instruments. Accordingly, fair values for such financial instruments are estimated using discounted cash flow analysis or other valuation techniques.

Current financial assets other than marketable securities and current financial liabilities

The carrying amount approximates the fair value of the majority of these instruments because of their short maturities.

Marketable securities and other investments

See Note 4, “MARKETABLE SECURITIES AND OTHER INVESTMENTS.” and Note 16, “FAIR VALUE MEASUREMENTS.”

Non-current receivables and advances to associated companies

The fair values of non-current receivables, including fixed rate, long-term loans receivable, are estimated by discounted cash flow analysis, using interest rates currently being offered for loans or accounts receivable with similar terms to borrowers or customers of similar credit quality and remaining maturities. The carrying amounts of loans with floating rates approximate the fair value.

Long-term debt

The fair values for long-term debt, except for debt with floating rates whose carrying amounts approximate fair value, are estimated by discounted cash flow analysis, using rates currently available for similar types of borrowings with similar terms and remaining maturities.

Financial guarantees and financing commitments

The fair values of financial guarantees are estimated based on the present values of expected future cash flows, considering the remaining terms of the arrangements and the counterparties’ credit standings.

The companies have not estimated the fair values of financing commitments because management does not believe it is practicable to estimate the fair values due to uncertainty involved in attempting to assess the likelihood and timing of commitments being drawn upon, coupled with the lack of an established market. However, management believes the likelihood is remote that material payments will be required under these financing commitments.

Derivative financial instruments

See Note 16, “FAIR VALUE MEASUREMENTS.”

The estimated fair values of certain financial instruments at December 31 and March 31, 2010 were as follows:

	Millions of Yen
	December 31, 2010		March 31, 2010
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets (other than derivative financial instruments):
Current financial assets other than marketable securities	¥3,499,034	¥3,499,034	¥3,467,283	¥3,467,283
Non-current receivables and advances to associated companies (less allowance for doubtful receivables)	270,639	272,084	267,594	268,190
Financial Liabilities (other than derivative financial instruments):
Current financial liabilities	1,952,336	1,952,336	1,824,030	1,824,030
Long-term debt (including current maturities)	3,269,671	3,343,420	3,386,747	3,444,758

CONCENTRATION OF CREDIT RISK

The companies’ global operations include a variety of businesses with diverse customers and suppliers, which reduces concentrations of credit risks. The companies mainly deal with selective international financial institutions to minimize the credit risk exposure of derivative financial instruments. Credit risk represents the likelihood that the counterparties may be unable to meet the terms of the agreements. Management does not expect any significant losses as a result of counterparty default on financial instruments. Credit risk is managed with approvals of credit line by management and monitoring counterparty’s operations continuously. The companies require counterparty to post collateral, if necessary.

16. FAIR VALUE MEASUREMENTS

ASC 820 “Fair Value Measurements and Disclosures,” defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 “Fair Value Measurements and Disclosures” establishes the fair value hierarchy that may be used to measure fair value which is provided as follows:

Level 1

Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2

Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include the following:

(1)	Quoted prices for similar assets or liabilities in active markets

(2)	Quoted prices for identical or similar assets or liabilities in markets that are not active

(3)	Inputs other than quoted prices that are observable for the asset or liability

(4)	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3

Unobservable inputs for the asset or liability.

Effective January 1, 2010, the companies adopted ASU 2010-06, “Improving Disclosures about Fair Value Measurements,” and recognize transfers of assets or liabilities between levels of the fair value hierarchy as of the end of each reporting period when the transfers occur.

Valuation Techniques

Primary valuation techniques used for each financial instrument and nonfinancial asset measured at fair value are as follows:

Securities

•	Marketable equity securities and debt securities are measured at fair value.

•	Publicly-traded, marketable equity securities are valued using quoted market prices and classified as level 1.

•

Debt securities, consisting principally of preferred stock that must be redeemed and government bonds, are valued using a discounted cash flow analysis or quoted prices obtained from third parties, and classified as level 2.

•

In the event of an other-than-temporary decline in fair value of non-marketable equity securities and investments in associated companies, these are measured at fair value. Retained investments in the former consolidated subsidiaries are remeasured at fair value using principally a discounted cash flow model with gains and losses recognized in earnings when subsidiaries are deconsolidated. The investments in listed associated companies are valued based on quoted market prices. These are classified as level 1. The investments in unlisted associated companies and non-marketable equity securities are valued based on the net assets value of its investment adjusted using cash flows and other factors that would impact the fair value. These are classified as level 3.

Derivative Instruments

•	Derivative instruments mainly consist of derivative commodity instruments and derivative financial instruments.

•

Exchange-traded derivative commodity instruments valued using quoted market prices are classified as level 1. The valuation for certain derivative commodity instruments is based upon adjusted quoted prices. These derivative commodity instruments are classified as level 2 or level 3 depending on the level of adjustment made.

•

Derivative financial instruments classified as level 2 are mainly valued by a discounted cash flow analysis using foreign exchange and interest rates or quoted prices currently available for similar types of agreements.

Nonfinancial Assets

•	Long-lived assets include tangible assets and identifiable intangible assets subject to amortization.

•	The assets are valued based on independent appraisals, prices for similar assets or discounted future cash flows whichever management considers most appropriate and categorized as level 3.

•	Goodwill classified as level 3 is mainly valued on the basis of the fair value of the subsidiary, which is measured using discounted cash flows or third party valuations.

Assets and liabilities measured at fair value on a recurring basis

Assets and liabilities measured at fair value on a recurring basis at December 31, 2010 and March 31, 2010 are as follows:

	Millions of Yen
	Fair value measurements using			Netting adjustments*	Total fair value
	Level 1	Level 2	Level 3
December 31, 2010
Assets:
Equity securities and debt securities:
Marketable equity securities (Japan)	¥360,743	—	—
Marketable equity securities (Non-Japan)	63,529	—	¥8,644
Preferred stock that must be redeemed	—	¥69,304	—
Government bonds	—	6,023	—
Other securities	—	1,859	—

Total equity securities and debt securities	¥424,272	¥77,186	¥8,644	—	¥510,102
Derivative assets
Foreign exchange contracts	—	¥76,956	—
Interest rate contracts	¥1,524	37,657	—
Commodity contracts	27,629	945,261	¥1,170

Total derivative assets (current and non-current)	¥29,153	¥1,059,874	¥1,170	¥(923,099)	¥167,098
Total assets	¥453,425	¥1,137,060	¥9,814	¥(923,099)	¥677,200

Liabilities:
Derivative liabilities
Foreign exchange contracts	—	¥65,942	—
Interest rate contracts	¥1,052	12,888	—
Commodity contracts	40,313	957,464	¥1,409
Other contracts	25	—	—

Total derivative liabilities (current and non-current)	¥41,390	¥1,036,294	¥1,409	¥(966,948)	¥112,145
Total liabilities	¥41,390	¥1,036,294	¥1,409	¥(966,948)	¥112,145

	Millions of Yen
	Fair value measurements using			Netting adjustments*	Total fair value
	Level 1	Level 2	Level 3
March 31, 2010
Assets:
Equity securities and debt securities:
Marketable equity securities (Japan)	¥416,844	—	—
Marketable equity securities (Non-Japan)	59,335	—	¥8,663
Preferred stock that must be redeemed	—	¥74,595	—
Government bonds	—	8,036	—
Other securities	—	1,891	—

Total equity securities and debt securities	¥476,179	¥84,522	¥8,663	—	¥569,364
Derivative assets
Foreign exchange contracts	—	¥48,369	—
Interest rate contracts	¥3,104	37,631	—
Commodity contracts	16,531	1,367,885	¥1,001

Total derivative assets (current and non-current)	¥19,635	¥1,453,885	¥1,001	¥(1,296,721)	¥177,800
Total assets	¥495,814	¥1,538,407	¥9,664	¥(1,296,721)	¥747,164

Liabilities:
Derivative liabilities
Foreign exchange contracts	—	¥42,115	—
Interest rate contracts	¥2,697	16,308	—
Commodity contracts	18,475	1,376,247	¥7,552
Other contracts	32	—	—

Total derivative liabilities (current and non-current)	¥21,204	¥1,434,670	¥7,552	¥(1,348,707)	¥114,719
Total liabilities	¥21,204	¥1,434,670	¥7,552	¥(1,348,707)	¥114,719

*	Amounts of netting adjustments include the impact of legally enforceable master netting agreements that allow the companies to settle positive and negative positions and also cash collateral held or placed with the same counterparties.

Reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the nine-month period ended December 31, 2010 is as follows:

	Millions of Yen
	Fair value measurements using significant unobservable inputs (Level 3)
								The amount of total gains or (losses) for the nine-month period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date

	Beginning balance	Total gains or losses (realized/unrealized)		Purchases, sales, issuances, and settlements	Transfers into and/or (out of) Level 3	Translation adjustments	Ending balance
		Included in earnings	Included in other comprehensive income (loss)
Derivative assets (liabilities)—net Commodity contracts	¥(6,551)	¥(1,063)	—	¥6,978	—	¥397	¥(239)	¥132
Equity securities and debt securities Marketable equity securities (Non-Japan)	8,663	(94)	—	1,265	—	(1,190)	8,644	(94)

	Millions of Yen
	Other sales	Cost of products sold	Total (losses) or gains
Total losses included in earnings for the period	¥(222)	¥(935)	¥(1,157)
Change in unrealized gains or (losses) relating to assets still held at the reporting date	155	(117)	38

Reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the nine-month period ended December 31, 2009 is as follows:

	Millions of Yen
	Fair value measurements using significant unobservable inputs (Level 3)
								The amount of total gains or (losses) for the nine-month period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date

	Beginning balance	Total gains or losses (realized/unrealized)		Purchases, sales, issuances, and settlements	Transfers into and/or (out of) Level 3	Translation adjustments	Ending balance
		Included in earnings	Included in other comprehensive income (loss)
Derivative assets (liabilities)—net	¥(17,420)	¥1,455	—	¥13,527	¥(5,657)	¥974	¥(7,121)	¥14,982
Equity securities and debt securities	—	(879)	—	470	9,613	(403)	8,801	(573)

	Millions of Yen
	Other sales	Cost of products sold	Loss on write-down of securities	Total gains
Total gains or (losses) included in earnings for the period	¥2,463	¥(1,581)	¥(306)	¥576
Change in unrealized gains or (losses) relating to assets still held at the reporting date	16,647	(2,238)	—	14,409

Reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three-month period ended December 31, 2010 is as follows:

	Millions of Yen
	Fair value measurements using significant unobservable inputs (Level 3)
		Total gains or losses (realized/unrealized)						The amount of total gains or (losses) for the three-month period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date

	Beginning balance	Included in earnings	Included in other comprehensive income (loss)	Purchases, sales, issuances, and settlements	Transfers into and/or (out of) Level 3	Translation adjustments	Ending balance
Derivative assets (liabilities)—net Commodity contracts	¥(1,188)	¥296	—	¥629	—	¥24	¥(239)	¥449
Equity securities and debt securities Marketable equity securities (Non-Japan)	8,795	(94)	—	188	—	(245)	8,644	(94)

	Millions of Yen
	Other sales	Cost of products sold	Total gains
Total (losses) or gains included in earnings for the period	¥(89)	¥291	¥202
Change in unrealized gains relating to assets still held at the reporting date	66	289	355

Reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three-month period ended December 31, 2009 is as follows:

	Millions of Yen
	Fair value measurements using significant unobservable inputs (Level 3)
		Total gains or losses (realized/unrealized)						The amount of total gains or (losses) for the three-month period included in earnings attributable to the change in unrealized gains or losses relating to assets still held at the reporting date

	Beginning balance	Included in earnings	Included in other comprehensive income (loss)	Purchases, sales, issuances, and settlements	Transfers into and/or (out of) Level 3	Translation adjustments	Ending balance
Derivative assets (liabilities)—net	¥(15,480)	¥550	—	¥7,407	¥825	¥(423)	¥(7,121)	¥7,957
Equity securities and debt securities	8,786	(601)	—	437	—	179	8,801	(295)

	Millions of Yen
	Other sales	Cost of products sold	Loss on write-down of securities	Total (losses) or gains
Total gains or (losses) included in earnings for the period	¥750	¥(495)	¥(306)	¥(51)
Change in unrealized gains or (losses) relating to assets still held at the reporting date	7,948	(286)	—	7,662

Assets and liabilities measured at fair value on a nonrecurring basis

Certain non-marketable equity securities and investments in associated companies are written down to fair value if the fair value of these investments has declined and such decline is judged to be other-than-temporary. Retained investments in the former consolidated subsidiaries are remeasured at fair value using principally a discounted cash flow model with gains and losses recognized in earnings when subsidiaries are deconsolidated. The investments in listed associated companies are measured at fair value using unadjusted quoted prices in active markets for identical assets. Non-marketable equity securities and investments in unlisted associated companies are primarily valued by unobservable inputs based on financial information obtained from counterparties or third parties.

Financial assets measured at fair value on a nonrecurring basis for the nine-month and three-month periods ended December 31, 2010 and December 31, 2009 are as follows:

The figures for the nine-month period ended December 31, 2009 relating to discontinued operations have been reclassified.

	Millions of Yen
	Fair value	Fair value measurements using			Nine-month period ended December 31, 2010
		Level 1	Level 2	Level 3	Total gains or (losses)
Non-marketable equity securities
Japan	¥5,796	—	¥750	¥5,046	¥(893)
Non-Japan	3,155	—	—	3,155	(3,855)

Total non-marketable equity securities	¥8,951	—	¥750	¥8,201	¥(4,748)

Investments in associated companies
Japan	¥17,502	¥13,060	—	¥4,442	¥(4,859)
Non-Japan	20,364	—	—	20,364	354

Total investments in associated companies	¥37,866	¥13,060	—	¥24,806	¥(4,505)

	Millions of Yen
	Fair value	Fair value measurements using			Nine-month period ended December 31, 2009
		Level 1	Level 2	Level 3	Total losses
Non-marketable equity securities	¥16,035	—	2,735	¥13,300	¥(26,067)
Investments in associated companies	28,458	¥24,202	—	4,256	(15,076)

	Millions of Yen
	Fair value	Fair value measurements using			Three-month period ended December 31, 2010
		Level 1	Level 2	Level 3	Total losses
Non-marketable equity securities
Japan	¥121	—	—	¥121	¥(30)
Non-Japan	1,090	—	—	1,090	(2,293)

Total non-marketable equity securities	¥1,211	—	—	¥1,211	¥(2,323)

	Millions of Yen
	Fair value	Fair value measurements using			Three-month period ended December 31, 2009
		Level 1	Level 2	Level 3	Total losses
Non-marketable equity securities	¥7,205	—	¥2,735	¥4,470	¥(22,897)
Investments in associated companies	4,256	—	—	4,256	(6,918)

Long-lived assets are reviewed for impairment using undiscounted future cash flows whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted future cash flows is less than the carrying amount of the assets, the assets are determined to be impaired and written down to the amount of fair value. Long-lived assets are primarily valued by unobservable inputs based on an operating plan reflecting the most recent condition of the long-lived assets or prices for similar assets.

The carrying amount of goodwill is assessed for impairment annually or upon the occurrence of an indicator of impairment at each of the subsidiaries, which for the purpose of the impairment testing, are considered to be reporting units. If the implied fair value of goodwill, which is measured on the basis of the fair value of the subsidiary, falls below the carrying amount of goodwill, the impairment loss is recognized in the amount equal to the excess of the carrying amount of goodwill over the implied fair value of goodwill. Goodwill is primarily valued by unobservable inputs based on financial information including business plan of the subsidiary.

Nonfinancial assets measured at fair value on a nonrecurring basis for the nine-month and three-month periods ended December 31, 2010 and 2009 are as follows:

The figures for the nine-month period ended December 31, 2009 relating to discontinued operations have been reclassified.

	Millions of Yen
		Fair value measurements using			Nine-month period ended December 31, 2010
	Fair value	Level 1	Level 2	Level 3	Total losses
Long-lived assets	¥2,346	—	—	¥2,346	¥(3,114)

	Millions of Yen
	Fair value	Fair value measurements using			Nine-month period ended December 31, 2009
		Level 1	Level 2	Level 3	Total losses
Long-lived assets	¥3,663	—	—	¥3,663	¥(6,637)
Goodwill	5,468	—	—	5,468	(9,603)

	Millions of Yen
		Fair value measurements using			Three-month period ended December 31, 2010
	Fair value	Level 1	Level 2	Level 3	Total losses
Long-lived assets	¥1,288	—	—	¥1,288	¥(587)

	Millions of Yen
		Fair value measurements using			Three-month period ended December 31, 2009
	Fair value	Level 1	Level 2	Level 3	Total losses
Long-lived assets	¥2,612	—	—	¥2,612	¥(5,638)
Goodwill	5,468	—	—	5,468	(6,495)

17. THE OIL SPILL INCIDENT OF A DRILLING RIG IN THE GULF OF MEXICO

On April 20, 2010, a third party semi-submersible drilling rig, Deepwater Horizon, which was conducting exploration work on the Mississippi Canyon 252 block in the Gulf of Mexico, experienced a blow-out event which lead to an explosion, fire and the extensive release of oil into the Gulf of Mexico. MOEX Offshore 2007 LLC (MOEX Offshore), a 100% subsidiary of MOEX USA Corporation (MOEX USA), has a 10% working interest in the block as a non-operator. MOEX USA is a 100% subsidiary of Mitsui Oil Exploration Co., Ltd. (MOECO) in which Mitsui & Co., Ltd. (Mitsui) has a 69.91% equity interest. BP Exploration and Production Inc. (BP), the operator of the project in the block, worked with U.S. government agencies to drill relief wells for the plugging of the well permanently. On September 19, 2010, BP publicly announced that the operations to plug the well were successfully completed and that it would proceed to complete the abandonment of the well and plug and abandon the relief wells.

According to the yearly financial report for the year ended December 31, 2010 of BP p.l.c., the ultimate parent of BP, BP p.l.c. posted approximately US$40.9 billion of costs related to the Deepwater Horizon incident.

As of December 31, 2010, Mitsui is not able to estimate the total amount of liabilities that it and its consolidated subsidiaries may incur as a result of the Deepwater Horizon incident, and therefore, Mitsui has not posted any financial liabilities during its nine-month period ended December 31, 2010. Based on the Macondo Prospect Offshore Deepwater Operating Agreement (Operating Agreement) concerning the well to which MOEX Offshore and BP are parties, various liabilities associated with the Deepwater Horizon incident are to be paid by BP. Subject to the outcome of the investigation regarding the root cause of the incident and the degree of responsibilities ultimately afforded to the parties concerned, the liability assigned to MOEX Offshore would be zero as of December 31, 2010 at the minimum level where certain conditions are met in the Operating Agreement. The zero accrual is not intended to represent an opinion of Mitsui that it and its consolidated subsidiaries will not incur any future liability related to the Deepwater Horizon incident. Rather, the zero accrual is based on the application of accounting rules to the currently available set of facts where the relevant accounting rules do not require loss recognition in situations where a loss is not considered probable or cannot be reasonably estimated.

Mitsui considered the following factors in determining if, as of December 31, 2010, Mitsui should accrue financial liabilities as a result of the Deepwater Horizon incident.

As of February 14, 2011, MOEX Offshore has received invoices for reimbursement totaling US$2,859 million from BP. BP has stated that these invoices were issued pursuant to the Operating Agreement and that it considers the invoiced amounts as MOEX Offshore’s 10% proportionate share of costs related to the Deepwater Horizon incident. On the other hand, BP p.l.c.’s yearly financial report for the year ended December 31, 2010 states that the amount which was billed to minority interest holders, which hold a 35% interest, as of January 25, 2011 is US$6,000 million. MOEX Offshore is uncertain how the amounts in the respective invoices it has received have been calculated, and therefore, MOEX Offshore has asked BP for clarification; but, as of February 14, 2011, MOEX Offshore has not received a detailed explanation from BP as to the proper calculation. Taking into consideration the above disclosure made by BP p.l.c. reporting that BP had billed US$6,000 million as of January 25, 2011 to minority interest holders, which hold a 35% interest, MOEX Offshore estimates that the portion of the costs for the incident paid by BP through the end of December 2010 that corresponds to MOEX Offshore’s 10% interest would be approximately US$1,600 million. In addition, MOEX Offshore is now reviewing the details of these costs MOEX Offshore expects that it will continue to receive invoices from BP, but is unable reasonably to estimate what the amount of those future invoices will be. It is not certain at this point if MOEX Offshore will have to make payment or not, and it cannot reasonably estimate the size of any payment.

In light of the numerous investigations that are currently taking place to determine the facts and circumstances surrounding the Deepwater Horizon incident and the existence of uncertainty with respect to application of the provisions in the Operating Agreement, MOEX Offshore has withheld payment of invoices BP has issued to it seeking reimbursement of costs incurred by BP related to BP’s response to the incident. MOEX Offshore expects to continue to withhold payment while it examines the situation.

Under the Oil Pollution Act of 1990 (OPA), Responsible Parties (RPs), as defined by the OPA, may have joint and several liability for costs and damages under the statute. The United States Coast Guard (USCG) has sent invoices to parties it has identified as RPs, which consist of the parties to the Operating Agreement, including BP and MOEX Offshore, and other parties that had a role in the Deepwater Horizon incident and to parties that have been identified as guarantors of RPs.

According to MOEX Offshore, these invoices from the USCG, which are a part of the claims under the OPA, total approximately US$633 million as of February 14, 2011. MOEX Offshore believes that BP has paid all of the USCG invoices. Mitsui expects that BP will continue to pay the USCG invoices in full because BP p.l.c. has stated that it will pay all the reasonable clean-up costs for the incident and has established a fund that totals $20 billion, among other things, to compensate those injured as a result of the incident. As described above, BP has stated that it considers the amounts invoiced to MOEX Offshore for reimbursement as MOEX Offshore’s 10% proportionate share, purportedly under the terms of the Operating Agreement, of the costs that BP has incurred in responding to the Deepwater Horizon incident. The invoiced amount includes the OPA-related liabilities mentioned above. MOEX Offshore, for now, has withheld payment of the invoices and has not posted any related contingent liabilities. Should BP stop payment for the clean-up of the Deepwater Horizon incident and refuse to make payment in full for the other costs associated with the incident, MOEX Offshore may be required to make payment.

MOEX Offshore was named as one of nine defendants in a complaint filed by the United States with the federal district court for the Eastern District of Louisiana on December 15, 2010. That complaint seeks removal costs, economic losses, and environmental damages under the OPA and civil penalties under the Clean Water Act (CWA). The complaint alleges that MOEX Offshore is an owner of an offshore facility within the meaning of the CWA and thus MOEX Offshore is subject to liability for civil penalties under the CWA. Under the CWA, in making its determination as to the amount of civil penalties, the court will consider the seriousness of the violation or violations, the degree of culpability involved and the history of prior violations, among other factors. MOEX Offshore does not know if any such civil penalties will be imposed upon MOEX Offshore and, even if imposed, MOEX Offshore is unable reasonably to estimate the size of any possible loss.

MOEX Offshore may also be subject to Natural Resource Damage (NRD) costs under the OPA, and may also be subject to NRD and other costs and damages under state laws that are similar to the OPA. The United States and the states of Louisiana, Mississippi, Alabama, Florida, and Texas have begun an NRD assessment. The USCG and the Bureau of Ocean Energy Management, Regulation and Enforcement are conducting a joint investigation into the cause of the incident and will be issuing a final investigative report with conclusions and recommendations. In addition, the United States Department of Justice is conducting an investigation to determine if any civil or criminal laws have been broken, and the United States Congress and various United States federal and state agencies, including the United States Chemical Safety and Hazard Investigation Board, are also conducting investigations related to the incident. In light of the ongoing investigations relating to the costs and damages mentioned above, MOEX Offshore does not know if any such costs or damages will be assessed upon MOEX Offshore which is a non-operator and, even if imposed or assessed, MOEX Offshore is unable reasonably to estimate the size of any possible loss.

MOEX Offshore, MOEX USA, MOECO and Mitsui and Co. (U.S.A.), Inc., as well as an unknown entity identified as “Mitsui & Co.”, have been named as defendants in a number of civil lawsuits seeking recovery for damages purportedly caused by the Deepwater Horizon incident. Those lawsuits have been brought under a large number of different legal theories. In May and June 2010, BP and plaintiffs filed motions seeking to have certain of the federal cases transferred to a single judge for pretrial proceedings. Those motions were granted by the Judicial Panel on Multidistrict Litigation on August 10, 2010 and certain of the federal lawsuits were sent for pretrial proceedings to a federal district court judge in the Eastern District of Louisiana. On December 15, 2010, three Master Complaints were filed in the proceedings consolidated in the federal district court for the Eastern District of Louisiana. In two of the three Master Complaints, MOEX Offshore, MOEX USA and MOECO were among the defendants. The first of those Master Complaints seeks damages incurred by various types of businesses, property owners and individuals. The second Master Complaint seeks chemical exposure and property damage related to the post-explosion clean-up efforts. The civil lawsuits are at an early stage and so Mitsui is unable reasonably to estimate what MOEX Offshore’s and its affiliates’ possible loss, if any, will be.

MOEX Offshore has insurance, but the amount of that insurance is substantially less than the amount of the claims it has received to date. MOEX Offshore may also have coverage as an additional insured under the insurance policies of third parties that are involved in the Deepwater Horizon incident. Mitsui believes that the potential coverage under those policies also is substantially less than the amount of the claims MOEX Offshore has received to date.

Mitsui recognized an impairment loss for the amounts invested to acquire the interest of this lease that were booked as Property and Equipment (Mineral rights) in Impairment loss of long-lived assets, and also recognized certain expenses relating to the well in Other expense-net for the nine-month period ended December 31, 2010. Other than that, Mitsui is unable, at this time, to determine the impact, if any, the incident will have on its financial position, consolidated operating results or consolidated cash flows.